Exhibit 99.1

First Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2014
This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of Goldcorp Inc. (“Goldcorp” or “the Company”) for the three months ended March 31, 2014 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“GAAP” or “IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All figures are in United States (“US”) dollars unless otherwise noted. References to C$ are to Canadian dollars. This MD&A has been prepared as of April 30, 2014.
FIRST QUARTER HIGHLIGHTS

•
On March 26, 2014, the Company completed the sale of 31,151,200 common shares of Primero Mining Corp. ("Primero") to a syndicate of underwriters for $201 million (C$224 million), recognizing a gain of $18 million, net of selling costs of $8 million. Goldcorp no longer owns any shares of Primero.

•	On March 3, 2014, the Company secured a letter of credit in the amount of $36.3 million (C$40.1 million) to cover 100% of the closure obligation related to the Éléonore mine in northern Quebec.

•
On February 3, 2014, the Company announced that it had, in conjunction with its joint venture partner, Barrick Gold Corporation ("Barrick"), entered into a definitive agreement to sell their respective interests in Marigold. Under the terms of the agreement, the joint venture partners will receive total consideration of $275 million in cash, subject to certain closing adjustments. The transaction closed on April 4, 2014.

•
On January 14, 2014, the Company commenced an offer to acquire all of the outstanding common shares of Osisko Mining Corporation (“Osisko”). The offer, which was subsequently amended on April 10, 2014, expired.

•
On January 8, 2014, the Company filed a National Instrument 43-101 updated technical report for Peñasquito. The new life-of-mine plan resulted in a 13 year mine life that positively impacts the 2014 and five-year production profile and increased cash flows over the life of the mine. In addition, on March 28, 2014 the Company filed updated National Instrument 43-101 technical reports for Éléonore and Pueblo Viejo.

•	Key consolidated financial information:

◦
Net earnings attributable to shareholders of Goldcorp, including discontinued operations, of $98 million ($0.12 per share), compared with net earnings, including discontinued operations, of $309 million ($0.38 per share) in 2013.

◦	Operating cash flows, including discontinued operations, of $273 million, compared with $294 million in 2013.

◦	Dividends paid of $122 million, compared to $122 million in 2013.

◦	$2.4 billion of liquidity. (1)

•	Key performance measures: (2)

◦	Goldcorp’s share of gold production increased to 679,900 ounces, compared with 614,600 ounces in 2013.

◦
Total cash costs of $507 per gold ounce, net of by-product silver, copper, lead and zinc credits, compared with $565 in 2013. On a co-product basis, cash costs of $673 per gold ounce, compared with $710 in 2013. (3)

◦	All-in sustaining costs of $840 per gold ounce, compared with $1,134 in 2013. All-in costs of $1,403 per gold ounce, compared with $1,662 in 2013. (4)

◦	Adjusted net earnings of $209 million ($0.26 per share), compared with $253 million ($0.31 per share) in 2013. (5)

◦	Goldcorp’s share of adjusted operating cash flows of $281 million ($0.35 per share), compared to $400 million ($0.49 per share) in 2013. (6)

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First Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

◦	Goldcorp’s share of free cash flows of $(165) million, compared to $(211) million in 2013. (7)

(1)	At March 31, 2014, the Company held $1,001 million of cash and cash equivalents and had $1.4 billion undrawn on its $2 billion revolving credit facility.

(2)
The Company has included non-GAAP performance measures on an attributable (or Goldcorp’s share) basis throughout this document. Attributable performance measures include the Company’s mining operations, including its discontinued operation, and projects, and the Company’s share of Alumbrera and Pueblo Viejo. The Company believes that disclosing certain performance measures on an attributable basis is a more relevant measurement of the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow; however, these performance measures do not have any standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

(3)
The Company has included non-GAAP performance measures – total cash costs, by-product and co-product, per gold ounce, throughout this document. In the gold mining industry, total cash costs is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by gold mining companies. In addition to conventional measures prepared in accordance with GAAP, the Company assesses this measure in a manner that isolates the impacts of gold production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs, by-product and co-product, per gold ounce, to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production cash costs associated with an ounce of gold, the Company includes by-product credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of gold production. The Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting Goldcorp’s share of by-product silver, copper, lead and zinc sales revenues from Goldcorp’s share of production costs.

Total cash costs on a co-product basis are calculated by allocating Goldcorp‘s share of production costs to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices, as compared to realized sales prices. The Company uses budget prices to eliminate price volatility and improve co-product cash cost reporting comparability between periods. The budget metal prices used in the calculation of co-product total cash costs were as follows:

	2014	2013	2012
Gold	$1,200	$1,600	$1,600
Silver	20	30	34
Copper	3.00	3.50	3.50
Lead	1.00	0.90	0.90
Zinc	0.90	0.90	0.90
If silver, lead and zinc for Peñasquito, silver for Marlin and Pueblo Viejo, and copper for Alumbrera were treated as co-products, Goldcorp's share of total co-product cash costs, including discontinued operations, for the three months ended March 31, 2014, would be $673 per ounce of gold, $10.58 per ounce of silver, $2.26 per pound of copper, $0.73 per pound of zinc, and $0.85 per pound of lead (March 31, 2013 – $710 per ounce of gold, $15.78 per ounce of silver, $2.24 per pound of copper, $0.82 per pound of zinc and $0.99 per pound of lead).
Using actual realized sales prices, co-product total cash costs, including discontinued operations, would be $683 per gold ounce for the three months ended March 31, 2014 (March 31, 2013 – $707). Refer to page 38 for a reconciliation of total cash costs to reported production costs.

(4)
All-in sustaining costs and all-in costs are non-GAAP performance measures that the Company believes more fully define the total costs associated with producing gold; however, these performance measures have no standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports these measures on a gold ounces sold basis. Effective June 2013, the Company conformed its all-in sustaining and all-in cost definitions to the guidance note released by the World Gold Council, which became effective January 1, 2014. The World Gold Council is a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies. Refer to page 40 for a reconciliation of all-in sustaining costs.

(5)
Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 42 for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

(6)
Adjusted operating cash flows and adjusted operating cash flows per share are non-GAAP performance measures which comprise Goldcorp’s share of operating cash flows before working capital changes and which the Company believes provides additional information about the Company’s ability to generate cash flows from its mining operations. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 43 for a reconciliation of adjusted operating cash flows before working capital changes to reported net cash provided by operating activities.

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First Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

(7)
Free cash flows is a non-GAAP performance measure which the Company believes, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use to evaluate the Company's ability to generate cashflows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Free cash flows are calculated by deducting from net cash provided by operating activities, Goldcorp's share of expenditures on mining interests, deposits on mining interest expenditures and capitalized interest paid, and adding Goldcorp's share of net cash provided by operating activities from Alumbrera and Pueblo Viejo. Refer to page 43 for a reconciliation of free cash flows to reported net cash provided by operating activities.

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First Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

OVERVIEW
Goldcorp is a leading gold producer engaged in the operation, exploration, development, and acquisition of precious metal properties in Canada, the United States, Mexico, and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, copper, lead, and zinc.
Goldcorp is one of the world’s fastest growing senior gold producers. Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets. Goldcorp has a strong balance sheet. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.
Goldcorp is listed on the New York Stock Exchange (symbol: GG) and the Toronto Stock Exchange (symbol: G).
At March 31, 2014, the Company’s principal producing mining properties were comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada; the Peñasquito gold/silver/lead/zinc mine and the Los Filos and El Sauzal gold mines in Mexico; the Marlin gold/silver mine in Guatemala; the Alumbrera gold/copper mine (37.5% interest) in Argentina; the Wharf gold mine in the US; and the Pueblo Viejo gold/silver/copper mine in the Dominican Republic (40% interest). The Company also owns a 39.5% equity interest in Tahoe Resources Inc. ("Tahoe"), which owns and operates the Escobal silver mine in Guatemala. The Escobal mine achieved commercial production effective January 1, 2014.
The Company’s significant development projects at March 31, 2014 were comprised of the Cerro Negro gold project in Argentina; the Éléonore and Cochenour gold projects in Canada; the El Morro gold/copper project (70% interest) in Chile; and the Camino Rojo gold/silver project in Mexico.
Good physical demand and a decline in Exchange Traded Fund investor sales provided much needed support to the gold market for most of the first quarter of 2014. With rising geo-political tensions in Crimea and the Ukraine also supporting the gold price. In addition, the United States Federal Reserve continued its quantitative easing program as the economic environment continued to improve both domestically and internationally and indicated no plans to increase interest rates until 2015. The last two weeks of the first quarter of 2014 saw the gold price come under market pressure pushing the price $110 lower from its peak to close at $1,284.

The momentum continues to build with the Company's initiatives under its Operating for Excellence ("O4E") program, as efforts to seek out and eliminate hidden inefficiencies, bottlenecks, and costs take root. All-in sustaining costs of $840 per ounce for the first quarter of 2014 decreased 26% compared to $1,134 per ounce in the first quarter of 2013 when the O4E initiatives were first introduced. Despite the abnormally cold winter experienced at the Canadian sites and the upward pressure this placed on power consumption and unit costs, the Company realized period over period productivity gains and cost savings. 2014 initiatives are well underway with the potential to deliver up to $100 million in additional cash flows.
The Company realized an average gold price of $1,297 per ounce during the first quarter of 2014, a 3% increase, compared to $1,254 per ounce in the fourth quarter of 2013. Gold production for the first quarter of 2014 was 679,900 ounces, a 12% decrease from prior quarter primarily as a result of 26% lower production at Red Lake compared to the fourth quarter of 2013. The lower production at Red Lake is attributed to 26% lower grades and 8% lower mill throughput as a result of lower tonnes from the High Grade Zone due to lower mining rates and lower heading availability until the de-stress activities are completed in the third quarter of 2014. Additionally, production at Peñasquito decreased by 8% from prior quarter due to lower mill throughput resulting from scheduled plant maintenance and a decrease in oxide gold production as a result of lower oxide tonnes deposited in pads.

At Peñasquito, permitting for the Northern Well Field ("NWF") project has been delayed due to unanticipated additional regulatory requirements related to the interconnection with the existing well fields, securing surface land access rights, and additional permitting requirements by the environmental authority. Construction is now expected to begin during mid-year 2014 with completion expected around mid-year 2015. Contingency plans have been developed for fresh water production at the mine to ensure plant production continues as planned. The long term tailings study continued on schedule this quarter with results still expected in the second quarter of 2014. Engineering redesign and modification of the Waste Rock Overland Conveyor System is currently underway in order to achieve the original design production of 8,000 tonnes per hour, which includes modification of transfer chutes. Currently, throughput has averaged 3,000 tonnes per hour and will continue at this level until optimization work is completed in the second half of 2014.
The Los Filos mine suspended operations on April 1, 2014 following the March 31, 2014 expiry of a surface land occupancy agreement with the Carrizalillo Ejido. Negotiations with Ejido authorities on a new occupancy agreement with sustainable terms continue and have been ongoing for several months and the Company believes that ultimately an agreement can be reached. Los Filos' 2014 production guidance of 330,000 to 345,000 ounces of gold has the potential to be affected by the continuation of the operations suspension.

At Cerro Negro, Engineering, Procurement and Construction Management ("EPCM") activities reached 84% completion. In January 2014, the underground mine began transitioning from contractor development mining to in-house mining and development. This transition temporarily reduced development metres in the first quarter of 2014; however, productivity was improving at the end of the quarter and the long-term cost savings are expected to be substantial. Safety and productivity continued to improve throughout the quarter. Cerro Negro was the winner of the

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First Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

2013 Goldcorp annual safety award for the mine or project with the most improved safety record. At the end of the first quarter, the project had exceeded 3.1 million consecutive hours without a lost-time accident.

Mine development continued on the underground deposits of Eureka and Mariana Central with production mining occurring at Eureka, while production at Mariana Central is expected to start in the second half of 2014. Total underground development during the first quarter of 2014 was 1,101 metres, compared to 1,659 metres in the fourth quarter of 2013. Continued suspension of development activities at Mariana Norte, and the transition from contractor mining to in-house mining, impacted the development rate during the period compared to prior quarters.

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First Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

CORPORATE DEVELOPMENTS
During the three months ended March 31, 2014:
On March 26, 2014, the Company completed the sale of 31,151,200 common shares of Primero to a syndicate of underwriters for $201 million (C$224 million), recognizing a gain of $18 million, net of selling costs of $8 million. Goldcorp no longer owns any shares of Primero.
On February 3, 2014, the Company announced that it had, in conjunction with its joint venture partner, Barrick, entered into a definitive agreement to sell their respective interests in Marigold. Under the terms of the agreement, the joint venture partners will receive total consideration of $275 million in cash, subject to certain closing adjustments. The transaction closed on April 4, 2014.
On January 14, 2014, the Company commenced an offer to acquire all of the outstanding common shares of Osisko. The offer, which was subsequently amended on April 10, 2014, expired.

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First Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

SUMMARIZED FINANCIAL RESULTS (2)(3)

	Three Months Ended
	March 31		December 31		September 30		June 30
Consolidated financial information	2014	2013	2013	2012	2013	2012	2013	2012
Revenues (1)(2)(3)	$898	$964	$970	$1,197	$895	$1,245	$858	$1,052
Earnings (loss) from operations and associates (2)	$207	$308	$(123)	$473	$(2)	$682	$(2,443)	$388
Net earnings (loss) from continuing operations (3)	$94	$299	$(1,002)	$489	$—	$487	$(1,939)	$258
Net earnings (loss) from discontinued operation (3)	$4	$10	$(87)	$15	$5	$11	$5	$10
Net earnings (loss)	$98	$309	$(1,089)	$504	$5	$498	$(1,934)	$268
Net earnings (loss) attributable to shareholders of Goldcorp	$98	$309	$(1,089)	$504	$5	$498	$(1,934)	$268
Net earnings (loss) from continuing operations per share (3)
– Basic	$0.12	$0.37	$(1.23)	$0.60	$—	$0.60	$(2.39)	$0.32
– Diluted	$0.12	$0.32	$(1.23)	$0.45	$—	$0.60	$(2.39)	$0.25
Net earnings (loss) per share
– Basic	$0.12	$0.38	$(1.34)	$0.62	$0.01	$0.61	$(2.38)	$0.33
– Diluted	$0.12	$0.33	$(1.34)	$0.47	$—	$0.61	$(2.38)	$0.26
Cash flows from operating activities of continuing operations (1)(2)(3)	$270	$269	$295	$658	$268	$416	$74	$505
Cash flows from operating activities including discontinued operation (1)(2)(3)	$273	$294	$307	$678	$274	$433	$80	$510
Dividends paid	$122	$122	$121	$110	$122	$109	$121	$110
Cash and cash equivalents (2)	$1,001	$1,463	$625	$757	$972	$972	$899	$899

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First Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

	Three Months Ended
	March 31		December 31		September 30		June 30
Key performance measures (4)	2014	2013	2013	2012	2013	2012	2013	2012
Gold produced (ounces) (3)	658,100	582,900	740,800	672,100	611,900	569,900	623,500	559,700
Gold sold (ounces) (1)(3)	662,100	563,400	697,800	616,500	626,700	594,800	601,600	514,000
Silver produced (ounces)	9,581,400	5,633,400	9,768,100	7,158,600	7,744,600	8,509,300	7,180,000	8,184,100
Copper produced (thousands of pounds)	21,500	18,800	28,800	25,400	21,400	31,200	21,600	31,500
Lead produced (thousands of pounds)	49,500	29,100	53,600	29,200	41,000	39,400	35,400	45,900
Zinc produced (thousands of pounds)	87,900	52,000	80,900	67,000	76,300	98,400	70,100	95,000
Average realized gold price (per ounce)	$1,297	$1,622	$1,254	$1,692	$1,340	$1,687	$1,357	$1,596
Average London spot gold price (per ounce)	$1,294	$1,631	$1,272	$1,722	$1,327	$1,652	$1,414	$1,609
Total cash costs – by-product (per gold ounce) (5)	$488	$549	$447	$337	$536	$197	$636	$357
Total cash costs – co-product (per gold ounce) (6)	$658	$701	$632	$611	$696	$654	$702	$616
All-in sustaining costs (per gold ounce)	$828	$1,110	$794	$895	$975	$774	$1,205	$1,003
Adjusted net earnings	$205	$243	$75	$450	$185	$430	$112	$322
Adjusted operating cash flow	$278	$377	$432	$702	$364	$669	$378	$506
Including discontinued operation (3)
Gold produced (ounces)	679,900	614,600	768,900	700,400	637,100	592,500	646,000	578,600
Gold sold (ounces) (1)	684,000	595,100	725,700	645,100	652,100	617,800	624,300	532,000
Total cash costs – by-product (per gold ounce) (5)	$507	$565	$467	$360	$551	$220	$646	$370
Total cash costs – co-product (per gold ounce) (6)	$673	$710	$645	$621	$706	$660	$713	$619
All-in sustaining costs (per gold ounce)	$840	$1,134	$810	$915	$995	$801	$1,227	$1,011
Adjusted net earnings	$209	$253	$74	$465	$190	$441	$117	$332
Adjusted operating cash flow	$281	$400	$439	$723	$374	$686	$388	$520

(1)	Excludes pre-commissioning sales ounces from Pueblo Viejo, prior to January 1, 2013, as costs incurred, net of proceeds from sales, were credited against capitalized project costs.

(2)
Effective January 1, 2013, the Company's 37.5% interest in Alumbrera was required to be accounted for as an investment in associate and accounted for using the equity method. The company has restated the 2012 comparative periods to remove Alumbrera's revenues, cash flows from operating activities, and cash and cash equivalents, and to include the effect of Alumbrera on earnings from operations and associates.

(3)
The Company's 66.7% interest in Marigold continues to be classified as a discontinued operation for the three months ended March 31, 2014. The comparative information has been restated in accordance with the requirements of IFRS 5 – Non-current assets held for sale and discontinued operations.

(4)
The Company has included the Company’s share of the applicable production, sales and financial information of Alumbrera and Pueblo Viejo in the non-GAAP performance measures noted above. The Company believes that disclosing certain performance measures including Alumbrera and Pueblo Viejo is a more relevant measurement of the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations.

(5)
Total cash costs per gold ounce on a by-product basis is calculated net of Goldcorp’s share of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin and Pueblo Viejo; by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $4.04 per silver ounce (2013 – $4.02 per silver ounce) sold to Silver Wheaton).

(6)
Total cash costs per gold ounce on a co-product basis is calculated by allocating Goldcorp’s share of production costs to each co-product (Alumbrera (copper); Marlin (silver); Pueblo Viejo (silver); Peñasquito (silver, lead and zinc)) based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2).

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First Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

REVIEW OF CONSOLIDATED FINANCIAL INFORMATION
Three months ended March 31, 2014 compared to the three months ended March 31, 2013
Net earnings attributable to shareholders of Goldcorp for the first quarter of 2014 were $98 million, or $0.12 per share, compared to net earnings attributable to shareholders of Goldcorp of $309 million, or $0.38 per share, for the first quarter of 2013. Compared to the first quarter of 2013, net earnings attributable to shareholders of Goldcorp for the three months ended March 31, 2014 was impacted by the following factors:

•
Revenues decreased by $66 million, or 7%, primarily due to a $116 million decrease in gold revenues, partially offset by a $39 million increase in copper, lead, and zinc revenues, and a $11 million increase in silver revenues, net of refining charges. The decrease in revenues is a result of lower gold and silver realized prices during the first quarter of 2014, partially offset by higher volumes for gold, silver, lead, and zinc;

•
Production costs increased by $24 million, or 5%, due to increased water use payments in Peñasquito as well as higher employee and contractor costs, partially offset by favourable foreign exchange movements;

•	Depreciation and depletion increased by $26 million, or 18%, due to higher sales volume and new assets put into service;

•
The Company’s share of net earnings of associates of $56 million was comprised of net earnings of $31 million from Pueblo Viejo; net earnings of $12 million from Alumbrera; and net earnings of $13 million from the Company's investments in Tahoe and Primero as a result of the commencement of commercial production at Tahoe, effective January 1, 2014. The Company’s share of net earnings of associates of $37 million in the first quarter of 2013 was comprised of $33 million of net earnings from Pueblo Viejo; $9 million of net earnings from Alumbrera; partially offset by a net loss of $5 million from the Company's equity investments in Primero and Tahoe;

•
Corporate administration, excluding share-based compensation expense, was $42 million, which was comparable to the first quarter of 2013. Share-based compensation expense of $24 million for the first quarter of 2014 increased by $6 million compared to the first quarter of 2013 due to additional issuances of share-based compensation during the three months ended March 31, 2014;

•
A $3 million net loss on derivatives in the first quarter of 2014 comprised of a $1 million unrealized loss on the conversion feature of the Company’s convertible notes (the “Convertible Notes”); a $1 million net loss on the Company’s contract to sell 1.5 million ounces of silver to Silver Wheaton at a fixed price over each of the four years ending August 5, 2014 (the “Silver Wheaton silver contract”); and a $1 million net loss on foreign currency, heating oil, copper, lead, and zinc contracts. In the first quarter of 2013, a $49 million net gain on derivatives was comprised of a $33 million unrealized gain on the conversion feature of the Convertible Notes; a $14 million gain on foreign currency, heating oil, copper, lead, zinc, and silver contracts; and a $2 million net gain on the Silver Wheaton silver contract;

•	An $18 million net gain on disposition of mining interests in the first quarter of 2014 as the Company sold its equity interest in Primero on March 26, 2014;

•
Other expenses increased by $18 million due to unfavourable foreign exchange movements during the first quarter of 2014 arising mainly on value added tax receivables denominated in Mexican and Argentinian pesos;

•	Income tax expense for the three months ended March 31, 2014 totaled $90 million (three months ended March 31, 2013 – income tax expense of $42 million) and was primarily impacted by:

▪
A lower effective tax rate in the first quarter of 2014, after adjusting for non-deductible share based compensation expense and the deferred income tax impacts of the weakening Mexican peso, Canadian dollar and Argentine peso (strengthening Mexican peso, and weakening Canadian dollar and Argentine peso in the first quarter of 2013). The first quarter of 2014 was positively impacted when compared to the first quarter of 2013 by tax deductible foreign exchange losses on US dollar denominated debt in Argentina, higher income from associates not being subject to tax because of previously unrecognized tax benefits of losses, and the gain on sale of Primero not being subject to tax. In the first quarter of 2013 non-taxable realized and mark-to-market gains on the conversion feature of the Convertible Notes and the silver obligations to Silver Wheaton of $35 million reduced the effective tax rate, compared to a $2 million loss on these obligations in the first quarter of 2014;

▪
Income tax for the first quarter of 2014 was impacted by a $106 million foreign exchange loss on the translation of deferred income tax assets and liabilities arising primarily from the Placer Dome and Glamis acquisitions in 2006 and the Camino Rojo and Cerro Negro acquisitions in 2010, compared to a $17 million foreign exchange gain in the first quarter of 2013; and

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First Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

•
A decrease of $6 million in net earnings from the Company's 66.7% share of Marigold, which was classified as a discontinued operation during the three months ended March 31, 2014, primarily as a result of a decrease in volume and realized price on gold sales compared to the first quarter of 2013.

Adjusted net earnings amounted to $209 million, or $0.26 per share (1), for the three months ended March 31, 2014, compared to $253 million, or $0.31 per share, for the first quarter of 2013. Compared to the first quarter of 2013, adjusted net earnings decreased due to lower revenues primarily resulting from lower gold and silver realized prices and higher production costs.
Total cash costs (by-product) decreased to $507 per gold ounce (2), in the first quarter of 2014, as compared to $565 per gold ounce in the first quarter of 2013. The decrease in cash costs was primarily due to higher by-product sales credits and an increase in volume of gold sales.

(1)
Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 42 for a reconciliation of adjusted net earnings to reported net earnings (loss) attributable to shareholders of Goldcorp.

(2)
The Company has included non-GAAP performance measures – total cash costs, by-product and co-product, per gold ounce, throughout this document. In the gold mining industry, total cash costs is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting Goldcorp’s share of by-product silver, copper, lead and zinc sales revenues from Goldcorp’s share of production costs. Refer to page 38 for a reconciliation of total cash costs to reported production costs.

GOLDCORP  |  10

First Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

Three months ended March 31, 2014 compared to the three months ended December 31, 2013
The net earnings attributable to shareholders of Goldcorp for the first quarter of 2014 were $98 million, or $0.12 per share, compared to net loss attributable to shareholders of Goldcorp of $(1,089) million, or $(1.34) per share, for the fourth quarter of 2013. Compared to the prior quarter, the net earnings attributable to shareholders of Goldcorp for the three months ended March 31, 2014 was impacted by the following factors:

•
Revenues decreased by $72 million, or 7%, due to an $88 million decrease in gold revenues; partially offset by a $9 million increase in silver revenues; and a $7 million increase in copper, lead, and zinc revenues. The decrease in revenues is due to lower volume of gold sales during the first quarter of 2014;

•
Production costs increased by $18 million, or 4%, due to revisions in estimates at the Company's inactive and closed mines in the prior quarter resulting in a $25 million reduction of reclamation and closure costs; and increased water use payments in Peñasquito in the first quarter of 2014; partially offset by lower employee and contractor costs, and favourable foreign exchange movements;

•
The Company’s share of net earnings of associates of $56 million was comprised of net earnings of $31 million from Pueblo Viejo; net earnings of $12 million from Alumbrera; and net earnings of $13 million from the Company's investments in Tahoe and Primero as a result of the commencement of commercial production at Tahoe, effective January 1, 2014. In the prior quarter, the Company’s share of net losses of associates of $294 million was comprised of a net loss of $309 million from Alumbrera, primarily as a result of $276 million, net of tax, impairment expense; and a $32 million net loss from the Company's investments in Primero and Tahoe, mainly due to a $19 million impairment expense recognized against the carrying amount of Primero; partially offset by net earnings of $47 million from Pueblo Viejo;

•
An impairment expense of $88 million in the fourth quarter of 2013 comprised of $59 million and $29 million ($42 million and $20 million, net of tax) recognized against the carrying amount of certain of the Company's Mexican exploration projects and the El Sauzal mine, respectively. No impairment was recognized in the first quarter of 2014;

•
Corporate administration was $42 million, excluding share-based compensation expense, a $3 million increase compared to prior quarter. Share-based compensation expense was $24 million, an increase of $16 million, due to an increase in the fair value of the Company's PSUs and cancellations of share options awards in the fourth quarter of 2013;

•
A $1 million loss on securities representing an impairment expense recognized on certain of the Company’s available-for-sale equity and marketable securities, compared to a $17 million loss in the prior quarter;

•
A $3 million net loss on derivatives in the first quarter of 2014 comprised of a $1 million unrealized loss on the conversion feature of the Company’s Convertible Notes; a $1 million net loss on the Silver Wheaton silver contract; and a $1 million net loss on foreign currency, heating oil, copper, lead, and zinc contracts. A $4 million net gain on derivatives in the prior quarter was comprised of a $6 million unrealized gain on the conversion feature of the Company’s Convertible Notes; and a $2 million net gain on the Silver Wheaton silver contract; partially offset by a $4 million net loss on foreign currency, heating oil, copper, lead, zinc, and silver contracts;

•
An $18 million net gain on disposition of mining interests was recognized in the first quarter of 2014 on the Company's sale of its equity interest in Primero on March 26, 2014. An $11 million loss ($8 million, net of tax) in the prior quarter was the result of the Company's sale of its 30.8% interest in the Cerro del Gallo property to Primero;

•
Other expenses of $21 million were primarily comprised of $19 million of foreign exchange losses arising mainly on value added tax receivables denominated in Mexican and Argentinian pesos. Other expenses of $58 million in the fourth quarter of 2013 was primarily comprised of $7 million of foreign exchange losses arising mainly on value added tax receivables denominated in Mexican and Argentinian pesos, and cash and cash equivalents denominated in Canadian dollars, and the recognition of a $31 million cumulative impact of a reduction in interest income from Pueblo Viejo due to a restructuring of the loan interest rates as a result of the SLA amendment;

•	Income tax expense for the three months ended March 31, 2014 totaled $90 million (three months ended December 31, 2013 – income tax expense of $788 million) and was impacted by:

•
A negative effective tax rate of 8% in the first quarter of 2014 after adjusting for the non-deductible share based compensation expense and the deferred income tax impacts of the weakening Canadian dollar, Mexican peso, and Argentine peso. The first quarter of 2014 was favorably impacted by the tax benefit of tax deductible foreign exchange losses on US dollar denominated debt in Argentina, and income from associates not being subject to tax because of previously unrecognized tax benefits of losses from associates;

•
The negative effective tax rate in the fourth quarter of 2013 of 10%, after adjusting for non-deductible share-based compensation expense, was a result of the impairment of mining interests, the deferred tax impacts of the Mexican tax law

GOLDCORP  |  11

First Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

changes, the deferred tax impact of electing to pay Guatemalan tax on net income rather than gross revenues, and the impact of foreign exchange on deferred income taxes. The loss before income taxes in the fourth quarter of 2013 was largely the result of significant losses from associates resulting from impairments recognized in respect of Alumbrera and Primero. These losses from associates were not tax effected as they were either accrued in jurisdictions that do not tax capital gains, or capital losses that are not probable of being utilized in the foreseeable future. The 2013 fourth quarter tax rate was however favourably impacted by tax deductible foreign exchange losses on US dollar denominated debt in Argentina;

•
Income tax for the first quarter of 2014 was impacted by a $106 million foreign exchange loss on the translation of deferred income tax assets and liabilities primarily from the Placer Dome and Glamis acquisitions in 2006 and the Camino Rojo and Cerro Negro acquisitions in 2010, compared to a $67 million foreign exchange loss in the fourth quarter of 2013; and

•
An increase of $91 million in net earnings from the Company's 66.7% share of Marigold, which was classified as a discontinued operation during the three months ended March 31, 2014 and December 31, 2013, primarily as a result of an $86 million, net of tax, impairment expense in the prior quarter.

Adjusted net earnings amounted to $209 million, or $0.26 per share (1), for the three months ended March 31, 2014, compared to $74 million, or $0.09 per share, for the fourth quarter of 2013. Compared to the prior quarter, the increase in adjusted net earnings was primarily due to the impact of the Mexican tax rate change from 28% to 30% in the fourth quarter of 2013, totaling $148 million, or $0.18 per share, partially offset by lower sales.
Total cash costs (by-product) were $507 per gold ounce (2), in the first quarter of 2014, as compared to $467 per gold ounce in the prior quarter. The increase in cash costs per ounce was primarily due to decreased gold sales volumes in the first quarter of 2014.

(1)
Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 42 for a reconciliation of adjusted net earnings to reported net earnings (loss) attributable to shareholders of Goldcorp.

(2)
The Company has included non-GAAP performance measures – total cash costs, by-product and co-product, per gold ounce, throughout this document. In the gold mining industry, total cash costs is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting Goldcorp’s share of by-product silver, copper, lead and zinc sales revenues from Goldcorp’s share of production costs. Refer to page 38 for a reconciliation of total cash costs to reported production costs.

GOLDCORP  |  12

First Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

RESULTS OF OPERATIONS (1)
Three Months Ended March 31

		Revenues	Gold produced (ounces)	Gold sold (ounces)	Average realized gold price (per ounce)	Total cash costs – by-product (per gold ounce) (2)	All-in sustaining costs (per gold ounce) (3)
Red Lake	2014	$131	95,000	101,200	$1,294	$625	$954
	2013	$221	145,500	135,100	$1,628	$476	$780
Porcupine	2014	85	66,500	65,700	1,287	701	945
	2013	104	67,200	63,900	1,627	797	1,173
Musselwhite	2014	88	74,900	68,800	1,281	643	787
	2013	90	59,100	55,400	1,613	841	1,206
Peñasquito	2014	362	129,800	120,700	1,333	179	371
	2013	253	60,100	67,800	1,599	611	1,258
Los Filos	2014	106	80,000	81,900	1,289	638	805
	2013	128	81,500	78,400	1,620	589	1,032
El Sauzal	2014	17	15,100	12,900	1,277	994	1,168
	2013	26	18,200	15,700	1,623	946	1,029
Marlin	2014	89	45,300	41,900	1,300	277	809
	2013	124	50,000	48,700	1,632	102	644
Wharf	2014	20	15,000	13,400	1,285	751	856
	2013	18	12,500	11,200	1,620	836	994
Alumbrera (1)	2014	146	30,300	40,500	1,293	106	433
	2013	93	24,700	22,500	1,634	14	897
Pueblo Viejo (1)	2014	156	106,200	115,100	1,287	493	628
	2013	111	64,100	64,700	1,624	472	912
Other (3)	2014	—	—	—	—	—	109
	2013	—	—	—	—	—	131
Total – continuing operations	2014	$1,200	658,100	662,100	$1,297	$488	$828
	2013	$1,168	582,900	563,400	$1,622	$549	$1,110
Marigold (4)	2014	28	21,800	21,900	1,289	1,117	1,207
	2013	51	31,700	31,700	1,622	854	1,547
Total – including discontinued operation	2014	$1,228	679,900	684,000	$1,297	$507	$840
	2013	$1,219	614,600	595,100	$1,622	$565	$1,134

(1)
The Company has included certain non-GAAP performance measures including the Company’s share of the applicable production, sales and financial information of Alumbrera and Pueblo Viejo, throughout this document; however, these performance measures do not have any standardized meaning. The Company believes that disclosing certain performance measures including Alumbrera and Pueblo Viejo presents a more relevant measurement of the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations.

(2)
Total cash costs per gold ounce on a by-product basis is calculated net of Goldcorp’s share of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin and Pueblo Viejo; and by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $4.04 per silver ounce (2013 – $4.02 per silver ounce) sold to Silver Wheaton).

(3)
For the purpose of calculating all-in sustaining costs, the Company includes corporate administration expense, capital expenditures incurred at the Company's regional and head office corporate offices and regional office exploration expense as corporate all-in sustaining costs in the "Other" category. These costs are not allocated to the individual mine sites as the Company measures its operations' performance on all-in sustaining costs directly incurred at the mine site. All-in sustaining costs for Other is calculated using total corporate expenditures and the Company's consolidated gold sales ounces.

(4)
The Company's 66.7% interest in Marigold continues to be classified as a discontinued operation for the three months ended March 31, 2014. The 2013 comparative information has been restated in accordance with the requirements of IFRS 5 – Non-current assets held for sale and discontinued operations.

GOLDCORP  |  13

First Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

OPERATIONAL REVIEW
Red Lake mines, Canada

	Three months ended
Operating Data	March 31 2014	December 31 2013	September 30 2013	June 30 2013	March 31 2013
Tonnes of ore milled	175,100	189,700	204,200	196,100	196,900
Average mill head grade (grams/tonne)	16.66	22.65	15.11	20.91	22.91
Average recovery rate	95%	95%	95%	96%	96%
Gold (ounces)
– Produced	95,000	128,000	97,000	122,500	145,500
– Sold	101,200	121,400	111,300	119,500	135,100
Average realized gold price (per ounce)	$1,294	$1,243	$1,325	$1,371	$1,628
Total cash costs – by-product (per ounce)	$625	$500	$640	$523	$476
All-in sustaining costs (per ounce)	$954	$822	$986	$955	$780
Mining cost per tonne	$223.17	$211.41	$216.72	$241.96	$265.07
Milling cost per tonne	$48.73	$47.51	$42.52	$51.58	$48.06
Financial Data
Revenues	$131	$151	$148	$164	$221
Depreciation and depletion	$27	$29	$26	$25	$27
Earnings from operations	$40	$60	$49	$74	$126
Expenditures on mining interests	$54	$56	$55	$57	$65
Gold production for the first quarter of 2014 of 95,000 ounces was 50,500 ounces, or 35%, lower than in the first quarter of 2013 due to 27% lower grades and a decrease of 11% in mill throughput. Tonnes from the Campbell Complex were lower as remnant mining continued and planned ramp up in production from the Footwall and Sulphide zones was delayed due to rehabilitation activities which required specialized manpower. As planned, grades from the High Grade Zone decreased due to mining lower grade areas in the first quarter of 2014 as compared to the first quarter of 2013; however the grades did exceed expectations. Additionally, grades from the Campbell Complex were below expectation due to higher dilution and negative grade reconciliation. The transition from a cut and fill mining method to long hole mining at Red Lake reduced mining cost per tonne when compared to the first quarter of 2013.
Cash costs for the first quarter of 2014 were $625 per ounce, an increase of $149 per ounce, or 31%, compared to the first quarter of 2013 due to lower gold production ($161 per ounce) and higher operating costs ($32 per ounce), partially offset by a weaker Canadian dollar ($44 per ounce). The increase in operating costs was primarily attributable to an increase in energy costs ($4 million) and an increase in employee costs ($1 million), partially offset by a decrease in contractor costs ($2 million).
All-in sustaining costs for the first quarter of 2014 were $954 per ounce, an increase of $174 per ounce, or 22%, as compared to the first quarter of 2013 primarily due to higher cash costs ($149 per ounce) and an increase in sustaining capital expenditures ($22 per ounce).
Gold production for the first quarter of 2014 was 33,000 ounces, or 26%, lower than in the prior quarter due to 26% lower grades and 8% lower mill throughput. The decrease in mill throughput in the first quarter of 2014 resulted from lower tonnes from the High Grade Zone due to lower mining rates as compared to the fourth quarter of 2013 and lower heading availability until the de-stress activities are completed in the third quarter of 2014. Tonnes from the Campbell Complex were also lower as remnant mining continued. The decrease in grades was attributable to mining lower than expected grades at Campbell and Upper Red Lake. The Footwall Zone grades were also lower than the prior quarter as planned.
Cash costs for the first quarter of 2014 were $125 per ounce, or 25%, higher than in the prior quarter due to lower gold production ($99 per ounce) and higher operating costs ($53 per ounce), partially offset by a weaker Canadian dollar ($27 per ounce). The increase in operating costs was attributable to higher energy costs ($4 million) and employee costs ($2 million), partially offset by lower contractor costs ($1 million).
All-in sustaining costs for first quarter of 2014 were $132 per ounce, or 16%, higher than in the prior quarter primarily due to higher cash costs ($125 per ounce) and an increase in sustaining capital expenditures ($3 per ounce).
During the first quarter of 2014, exploration continued to focus on drilling the NXT zone from multiple horizons throughout the mine. Early stage exploration drilling also continued from surface on HG Young where higher grade chutes are being targeted. Encouraging intercepts will continue to be followed up throughout the year. Exploration drilling targeting the upper portion of High Grade Zone Main structure during the first quarter of 2014 returned high grades over substantial widths. Drilling continues to extend the zone to higher elevations.

GOLDCORP  |  14

First Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

Porcupine mines, Canada

	Three months ended
Operating Data	March 31 2014	December 31 2013	September 30 2013	June 30 2013	March 31 2013
Tonnes of ore milled	867,700	1,081,800	1,123,600	989,600	1,036,700
Hoyle Pond underground (tonnes)	71,000	82,200	84,100	90,800	91,900
Hoyle Pond underground (grams/tonne)	16.30	14.80	14.14	14.12	12.48
Dome underground (tonnes)	103,500	91,300	112,000	135,800	136,000
Dome underground (grams/tonnes)	5.44	5.84	5.23	3.24	3.75
Stockpile (tonnes)	693,200	908,300	927,500	763,000	808,800
Stockpile (grams/tonne)	0.77	0.89	0.83	0.75	0.74
Average mill head grade (grams/tonne)	2.60	2.37	2.26	2.32	2.17
Average recovery rate	93%	93%	94%	94%	93%
Gold (ounces)
– Produced	66,500	78,900	76,000	69,800	67,200
– Sold	65,700	84,300	73,200	70,600	63,900
Average realized gold price (per ounce)	$1,287	$1,265	$1,339	$1,377	$1,627
Total cash costs – by-product (per ounce)	$701	$671	$637	$782	$797
All-in sustaining costs (per ounce)	$945	$907	$921	$1,176	$1,173
Mining cost per tonne	$127.65	$136.15	$115.16	$112.14	$121.63
Milling cost per tonne	$8.76	$8.17	$7.82	$9.96	$9.55
Financial Data
Revenues	$85	$107	$98	$98	$104
Depreciation and depletion	$13	$15	$13	$15	$13
Earnings from operations (1)	$27	$60	$40	$26	$37
Expenditures on mining interests	$19	$26	$21	$27	$22

(1)
Earnings from operations for the three months ended December 31, 2013 were impacted by a reduction in a non-cash provision related to the revision in estimates in the reclamation and closure cost obligations for the Porcupine mines' closed sites of $25 million.

Gold production for the first quarter of 2014 of 66,500 ounces was 700 ounces, or 1%, lower than in the first quarter of 2013. Porcupine consists of three mining operations, Hoyle Pond, Dome and Stockpile, which feed one processing facility. The Hoyle Pond underground operation experienced 31% higher grades as mining focused on the high grade VAZ ore and 23% lower tonnage as planned due to a lower proportion of ore being sourced from long-hole stopes. Production was also negatively affected by the shutdown of the #1 Winze at Hoyle Pond during the first quarter of 2014 to rehabilitate the winze walls. Repairs will be completed during the second quarter of 2014. The Dome underground operation experienced 45% higher grades from bulk mining stopes and 24% lower tonnes due to unplanned maintenance in the hoisting and crushing plants. Surface Stockpiles provided 4% higher grades and 14% lower tonnage due to operational downtime of the primary crusher and the freezing of the ore in the coarse ore bin feeders. Unusually cold weather exacerbated normal crushing activities in the first quarter of 2014; and improvements to de-risk future occurrences and address these delays are a focus at site.
Cash costs for the first quarter of 2014 were $701 per ounce, a decrease of $96 per ounce, or 12%, compared to the first quarter of 2013 due to a weaker Canadian dollar ($46 per ounce), lower operating costs ($28 per ounce) and higher gold sales ($22 per ounce). The decrease in operating costs was primarily due to lower maintenance parts ($2 million) and lower employee costs ($2 million) due to decreased manpower, partially offset by higher power costs ($1 million) and higher site costs ($1 million).
All-in sustaining costs for the first quarter of 2014 were $945 per ounce, a decrease of $228 per ounce, or 19%, as compared to the first quarter of 2013 primarily due to a decrease in sustaining capital expenditures ($110 per ounce) and lower cash costs ($96 per ounce). The decrease in sustaining capital expenditures is primarily the result of timing of underground projects ($5 million) and planning maintenance ($3 million).
Gold production for the first quarter of 2014 was 12,400 ounces, or 16%, lower than in the fourth quarter of 2013 due to 20% lower tonnage, partially offset by 10% higher grades. The Hoyle Pond underground operation experienced 10% higher grades due to mining of several high grade VAZ stopes and 14% less tonnage as planned due to a lower portion of ore being sourced from long-hole stopes. The Dome underground operation experienced 13% higher tonnage due to better than planned safe production from bulk stopes and 7% lower grades from long-hole

GOLDCORP  |  15

First Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

stope sequencing. The total material reclaimed from Stockpile decreased by 24% due to unplanned downtime of the primary crushing plant as a result of an abnormally cold winter. There were also 13% lower grades due to negative grade reconciliations during the first quarter of 2014, as compared to the prior quarter.
Cash costs for the first quarter of 2014 were $30 per ounce, or 4%, higher than for the fourth quarter of 2013 due to lower gold production ($189 per ounce), offset partially by lower operating costs ($132 per ounce) and a weaker Canadian dollar ($27 per ounce). The decrease in operating costs was primarily due to higher capitalized development costs during the quarter related to the underground shop and ramp development at Hoyle Pond ($4 million), lower employee costs ($3 million) due to decreased manpower, partially offset by higher power costs ($1 million) and higher contractor costs ($1 million).
All-in sustaining costs for the first quarter of 2014 were $38 per ounce, or 4%, higher than for the fourth quarter of 2013 primarily due to an increase in cash costs ($30 per ounce) partially offset by lower sustaining capital expenditures ($15 per ounce).
Underground exploration at Hoyle Pond during the first quarter of 2014 was focused on exploring the 1060 zone at depth as well as expanding current ore zones, such as the high grade VAZ and UP Splay zones. Surface exploration focused on exploring the Nighthawk Lake trend at the eastern end of the Porcupine Camp.
The Hoyle Deep Project continued to sink the #2 Winze shaft to access both the deep extensions of the current and newly discovered zones and to enhance operational efficiencies throughout the Hoyle Pond mine. During the first quarter of 2014, work focused on sinking the #2 Winze shaft and advancing the lateral development to access the 1600 metre level shaft station and 1670 metre level loading pocket. Shaft sinking advanced a total of 167 metres reaching the 1310 metre elevation and lateral development advanced 197 metres. Expenditures relating to the Hoyle Deep Project for the first quarter of 2014 totaled $7 million.
The application for leave to appeal for the Environmental Compliance Approval permit for Hollinger was dismissed by the Ontario Environmental Review Tribunal in the first quarter of 2014. There are no outstanding permitting requirements. Company and contractor mining crews commenced overburden stripping activities during the first quarter of 2014, with drilling and blasting having started in February 2014.

GOLDCORP  |  16

First Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

Musselwhite mine, Canada

	Three months ended
Operating Data	March 31 2014	December 31 2013	September 30 2013	June 30 2013	March 31 2013
Tonnes of ore milled	332,200	345,500	364,500	356,500	325,300
Average mill head grade (grams/tonne)	7.30	6.88	5.37	5.60	5.86
Average recovery rate	96%	96%	96%	96%	96%
Gold (ounces)
– Produced	74,900	74,600	59,800	62,800	59,100
– Sold	68,800	78,200	56,800	63,300	55,400
Average realized gold price (per ounce)	$1,281	$1,270	$1,333	$1,394	$1,613
Total cash costs – by-product (per ounce)	$643	$675	$768	$786	$841
All-in sustaining costs (per ounce)	$787	$883	$1,114	$1,214	$1,206
Mining cost per tonne	$85.34	$77.40	$76.15	$71.85	$86.00
Milling cost per tonne	$15.69	$14.66	$13.70	$12.65	$14.67
Financial Data
Revenues	$88	$99	$75	$89	$90
Depreciation and depletion	$14	$17	$12	$13	$11
Earnings from operations	$29	$29	$19	$23	$30
Expenditures on mining interests	$9	$14	$19	$23	$19
Gold production for the first quarter of 2014 of 74,900 was 15,800 ounces, or 27%, higher than in the first quarter of 2013 due to a 25% increase in grades and a 2% increase in mill throughput. Higher grades were realized as a result of mining higher grade material from the Lynx zone and the C-Block of the PQ Deeps as planned, coupled with reduced dilution and ore control processes. Mill throughput was slightly higher in the quarter due to improved conveyor operations and reduced ground control issues.
Cash costs for the first quarter of 2014 were $643 per ounce, a decrease of $198 per ounce, or 24%, compared to the first quarter of 2013 due to higher gold production ($164 per ounce) and a weaker Canadian dollar ($43 per ounce), partially offset by higher operating costs ($9 per ounce). The increase in operating costs was attributable to increased power costs ($4 million) and increased operating development expenses ($3 million), partially offset by decreased employee costs ($2 million), decreased consumable costs ($2 million) and decreased diesel fuel costs ($1 million).
All-in sustaining costs for the first quarter of 2014 were $787 per ounce, a decrease of $419 per ounce, or 35%, as compared to the first quarter of 2013 primarily due to a decrease in sustaining capital expenditures ($210 per ounce) and lower cash costs ($198 per ounce). The decrease in sustaining capital expenditures is primarily a result of a decrease in construction projects ($5 million) and reduced capital development ($3 million) during the first quarter of 2014.
Gold production for the first quarter of 2014 was comparable to the prior quarter. The 6% higher grades were offset by a 4% decrease in mill throughput. The higher grades resulted from mining the higher grade areas of the Lynx zone and the high grade transverse stoping block in the PQ Deeps as planned, improved dilution and ore control, including the benefits of the cable-bolting trials in the PQ Deeps to reduce dilution. Mill throughput was lower primarily due to six planned maintenance days during which the conveyor system was serviced.
Cash costs for the first quarter of 2014 were $32 per ounce, or 5%, lower than in the prior quarter due to lower operating costs ($97 per ounce) and a weaker Canadian dollar ($27 per ounce), partially offset by decreased gold sales ($92 per ounce). The decrease in operating costs was attributable to lower consumable costs ($3 million), lower employee costs ($2 million), reduced usage of maintenance parts ($2 million), and lower royalty costs ($1 million), partially offset by increased propane usage ($2 million).
All-in sustaining costs for the first quarter of 2014 were $96 per ounce, or 11%, lower than for the fourth quarter of 2013 primarily due to a decrease in sustaining capital expenditures ($72 per ounce) and lower cash costs ($32 per ounce).
Exploration in the first quarter of 2014 focused on first pass drilling of the West Limb target, together with definition drilling on the PQ Deeps to validate the resource model. Positive results on a cross section of the West Limb target, which indicate the potential for an extension of at least 1.5 km of similar or better grades than the existing deposit, led to the start of a Phase Two drilling program late in the quarter. The results of the definition drilling program on the PQ Deeps were aligned with the existing block model grades.

GOLDCORP  |  17

First Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

Peñasquito mine, Mexico

	Three months ended
Operating Data	March 31 2014	December 31 2013	September 30 2013	June 30 2013	March 31 2013
Tonnes of ore mined – sulphide	10,025,400	13,971,100	14,723,000	12,098,100	9,820,000
Tonnes of ore mined – oxide	1,121,200	2,224,600	5,095,000	2,083,200	1,068,700
Tonnes of waste removed	33,628,000	28,376,400	24,968,400	30,770,200	36,079,200
Tonnes of total material moved	44,774,600	44,572,100	44,786,500	44,951,400	46,967,900
Ratio of waste to ore	3.0	1.8	1.3	2.2	3.3
Average head grade
Gold (grams/tonne)	0.59	0.55	0.50	0.43	0.31
Silver (grams/tonne)	32.92	31.05	24.08	22.51	17.88
Lead	0.33%	0.34%	0.27%	0.25%	0.22%
Zinc	0.63%	0.58%	0.55%	0.54%	0.43%
Sulphide Ore
Tonnes of ore milled	9,220,400	9,717,100	10,115,100	9,600,800	9,329,400
Average recovery rate
Gold	72%	76%	66%	63%	59%
Silver	81%	80%	78%	77%	74%
Lead	79%	78%	72%	72%	69%
Zinc	80%	76%	74%	72%	70%
Concentrates Produced – Payable Metal Produced
Gold (ounces)	115,500	119,900	96,000	76,000	49,600
Silver (ounces)	7,055,100	7,049,200	5,448,600	4,737,000	3,528,500
Lead (thousands of pounds)	49,500	53,600	41,000	35,400	29,100
Zinc (thousands of pounds)	87,900	80,900	76,300	70,100	52,000
Lead Concentrate (DMT)	47,100	49,700	38,800	37,200	29,400
Zinc Concentrate (DMT)	85,200	77,700	72,800	68,000	48,800
Oxide Ore
Tonnes of ore processed	1,202,900	2,224,600	5,095,000	2,083,200	1,068,700
Produced
Gold (ounces)	14,300	21,800	17,900	12,100	10,500
Silver (ounces)	341,200	377,800	444,000	458,200	404,100
Sulphide & Oxide Ores – Payable Metal Produced
Gold (ounces)	129,800	141,700	113,900	88,100	60,100
Silver (ounces)	7,396,300	7,427,000	5,892,600	5,195,200	3,932,600
Lead (thousands of pounds)	49,500	53,600	41,000	35,400	29,100
Zinc (thousands of pounds)	87,900	80,900	76,300	70,100	52,000
Gold Equivalent Ounces (1)	346,000	356,400	291,000	245,600	180,000

GOLDCORP  |  18

First Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

	Three months ended
	March 31 2014	December 31 2013	September 30 2013	June 30 2013	March 31 2013
Sulphide and Oxide Ores – Payable Metal Sold
Gold (ounces)	120,700	135,700	106,600	79,600	67,800
Silver (ounces)	7,118,400	6,687,600	6,056,300	5,067,000	3,853,000
Lead (thousands of pounds)	45,300	46,100	40,800	36,800	24,200
Zinc (thousands of pounds)	90,100	77,000	66,800	61,800	50,400
Average realized prices
Gold (per ounce)	$1,333	$1,222	$1,370	$1,256	$1,599
Silver (per ounce) (2)	$16.73	$16.18	$17.84	$15.50	$24.54
Lead (per pound)	$0.91	$1.00	$0.95	$0.93	$1.00
Zinc (per pound)	$0.90	$0.91	$0.85	$0.82	$0.89
Total Cash Costs – by-product (per ounce) (4)	$179	$102	$403	$920	$611
Total Cash Costs – co-product (per ounce of gold) (4)	$707	$666	$843	$998	$1,128
All-in sustaining costs (per ounce)	$371	$473	$830	$1,484	$1,258
Mining cost per tonne	$2.22	$2.27	$2.18	$2.36	$2.05
Milling cost per tonne	$7.99	$7.25	$7.41	$7.89	$7.36
General and administrative cost per tonne milled	$2.36	$2.19	$2.18	$2.84	$2.17
Off-site cost per tonne sold (lead) (5)	$632	$730	$725	$632	$564
Off-site cost per tonne sold (zinc) (5)	$340	$341	$347	$360	$321
Financial Data
Revenues (2)	$362	$348	$315	$232	$253
Depreciation and depletion	$56	$42	$41	$42	$38
Earnings (loss) from operations (2)(3)	$80	$106	$55	$(2,455)	$24
Expenditures on mining interests	$19	$68	$56	$61	$48

(1)
Gold equivalent ounces are calculated using the following assumptions: $1,300 per ounce of gold; by-product metal prices of $22.00 per ounce of silver; $3.00 per pound copper; $0.90 per pound of zinc; and $0.90 per pound of lead (2013 – $1,350; $24.00; $3.00; $0.85; and $0.80 respectively). By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(2)	Includes 25% of silver ounces sold to Silver Wheaton at $4.04 per ounce (2013 – $4.02 ounce). The remaining 75% of silver ounces are sold at market rates.

(3)
During the second quarter of 2013, the Company recorded impairment charges of $2,427 million before tax ($1,827 million after tax) related to Peñasquito as a result of the change in the metal pricing environment related to in-situ exploration ounces, in combination with the changes to the LOM plan and the Mexican mining duty.

(4)
The calculation of total cash costs per ounce of gold is net of by-product silver, lead and zinc sales revenues. If silver, lead and zinc were treated as co-products, total cash costs for the three months ended March 31, 2014 would be $707 per ounce of gold, $10.52 per ounce of silver, $0.85 per pound of lead and $0.73 per pound of zinc (2013 – $1,128, $17.45, $0.99 and $0.82, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). The actual and budget silver price for Peñasquito takes into consideration that 25% of silver ounces are sold to Silver Wheaton at $4.04 per ounce (2013 – $4.02 ounce) with the remaining 75% of silver ounces sold at market rates. Using actual realized sales prices, the co-product total cash costs for the three months ended March 31, 2014 would be $748 per ounce of gold, $10.49 per ounce of silver, $0.78 per pound of lead and $0.70 per pound of zinc (2013 – $1,090, $17.60, $1.03 and $0.79, respectively).

(5)	Off-site costs consist primarily of transportation, warehousing, and treatment and refining charges.

Gold production for the first quarter of 2014 of 129,800 ounces was 69,700 ounces, or 116%, higher than in the first quarter of 2013, due to 90% higher gold ore grades, 36% higher oxide production and 22% higher metallurgical recoveries, partially offset by 1% lower mill throughput. Higher ore grades and metallurgical recoveries resulted from the continued mining in higher grade ore benches of Phase 4 and operational improvements in the efficiency of the flotation cell operation. Lower mill throughput resulted from scheduled plant maintenance.
By-product cash costs for the first quarter of 2014 of $179 per ounce were $432 per ounce, or 71%, lower than in the first quarter of 2013 due to higher gold production ($1,367 per ounce) and a weaker Mexican peso ($5 per ounce), partially offset by higher operating costs ($486 per ounce) and lower by-product credit sales ($454 per ounce). Higher operating costs resulted primarily from increased water use payments due

GOLDCORP  |  19

First Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

to one-time historical water use payments in the first quarter of 2014 ($18 million), higher transportation costs due to higher concentrate volumes produced ($8 million), and an increase in royalties resulting from higher sales ($4 million).
All-in sustaining costs for the first quarter of 2014 of $371 per ounce were $887 per ounce, or 71%, lower than in the first quarter of 2013 primarily due to lower by-product cash costs ($432 per ounce) and lower sustaining capital expenditures ($453 per ounce).  Lower sustaining capital expenditures resulted primarily from the delay in the NWF project and the completion of certain major construction projects in 2013.
Gold production for the first quarter of 2014 was 11,900 ounces, or 8%, lower than in the fourth quarter of 2013 due to 5% lower metallurgical recoveries, 5% lower mill throughput and 34% lower oxide gold production, partially offset by 7% higher mill grades than in the prior quarter. The lower mill throughput resulted from scheduled plant maintenance and the decrease in oxide gold production was due to lower oxide tonnes deposited in pads.
By-product cash costs for the first quarter of 2014 were $77 per ounce, or 75%, higher than in the prior quarter due to lower gold production ($220 per ounce) and higher operating costs ($207 per ounce), partially offset by higher by-product credit sales ($348 per ounce) and a weaker Mexican peso ($2 per ounce). Higher operating costs resulted primarily from increased water use payments due to one-time historical water use payments in the first quarter of 2014 ($18 million), increased labour costs ($3 million), and higher transportation costs due to higher concentrate volumes produced ($3 million).
All-in sustaining costs for the first quarter of 2014 were $102 per ounce, or 22%, lower than in the fourth quarter of 2013 primarily due to lower sustaining capital expenditures ($185 per ounce) partially offset by higher by-product cash costs ($77 per ounce).  Lower sustaining capital expenditures resulted primarily from the delay in the NWF project and the completion of certain major construction projects in the fourth quarter of 2013.
The provisional pricing impact of lower realized gold and silver prices during the first quarter of 2014 was a positive $4 million, which primarily related to gold sales from the fourth quarter of 2013 that settled in the first quarter of 2014.
Permitting for the NWF project has been delayed due to unanticipated additional regulatory requirements related to the interconnection with the existing well fields, securing surface land access rights, and additional permitting requirements by the environmental authority. Construction is now expected to begin during mid-year 2014 with completion expected around mid-year 2015. Contingency plans have been developed for fresh water production at the mine to ensure plant production continues as planned. The long term tailings study continued on schedule this quarter with results still expected in the second quarter of 2014.
Engineering redesign and modification of the Waste Rock Overland Conveyor System is currently underway in order to achieve the original design production of 8,000 tonnes per hour, which includes modification of transfer chutes. Currently, throughput has averaged 3,000 tonnes per hour and will continue at this level until optimization work is completed in the second half of 2014.
The exploration drilling program continued in the first quarter of 2014, resulting in a total of 6,334 metres drilled, distributed in 5 holes, of which 1 was completed (GP-654-13) in the quarter and 4 remain in progress. The exploration program continues to define the intersection of the copper-gold sulphide rich skarn ore body and porphyry deposit located below and adjacent to the diatreme ore body. Current exploration activities continue to focus on in-fill of the vertical and horizontal size and extension of the skarn deposit where intersections show low gold and copper grades.
In 2005, prior to construction of the Peñasquito mine, an agreement was negotiated with the Cerro Gordo Ejido for the use of 600 hectares (approximately 1,483 acres) of surface land which includes 60% of the mine pit area, the waste rock facility and explosive magazine storage area and is located within the confines of the proposed Peñasquito mine site. The terms of the agreement were based on comparable surface valuations in the region as well as on similar agreements at the Peñasquito mine and other Mexican mining operations. In 2009, the Cerro Gordo Ejido commenced an action against Minera Peñasquito in Mexico’s agrarian courts challenging the land use agreement. Following a series of legal proceedings, the agrarian courts ruled on June 18, 2013, that the land use agreement was null and ordered the land to be returned to the Cerro Gordo Ejido for payment of 2.4 million pesos. Three separate claims are currently proceeding in the First District Court of Zacatecas by the Cedros and Mazapil Ejidos and a local transportation union which have resulted in the suspension of the agrarian court’s ruling, pending resolution of the three claims. The Cerro Gordo Ejido has appealed the suspension.
Federal criminal charges were filed against the agrarian judge who presided at the trial of first instance which started in 2009 and several members of a prior Cerro Gordo Ejido leadership committee who originally approved the land use agreement. The Attorney General has issued an “assurance measure” protecting the status of the disputed lands pending conclusion of the related criminal investigation. With the assurance measure, Minera Peñasquito has sole custody of the disputed lands. Goldcorp has filed with the office of the Secretaría De Desarrollo Agrario Territorial y Urbano ("SEDATU") the required documents to expropriate the disputed lands. In addition, Goldcorp will continue to employ all legal means at its disposal to ensure continuity of operations and to protect Goldcorp’s mineral concession rights consistent with Mexican law. Operations at the Peñasquito mine have not been impacted. However, in the event the suspensions of the agrarian court ruling are revoked or the claims by the Ejido Cedros, Ejido Mazapil and transportation union are ultimately rejected, or the assurance measure is removed, Ejido Cerro Gordo would, absent any other intervening event be entitled to possession of the disputed lands. Should this occur, mine operations would

GOLDCORP  |  20

First Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

be adversely impacted, and in such circumstances, the ultimate resolution of this matter is not determinable at this time. Goldcorp prefers to resolve this dispute through negotiations with the Cerro Gordo Ejido and believes that with continued discussions a mutually beneficial settlement can be reached.

GOLDCORP  |  21

First Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

Los Filos mine, Mexico

	Three months ended
Operating Data	March 31 2014	December 31 2013	September 30 2013	June 30 2013	March 31 2013
Tonnes of ore mined	6,877,700	7,579,800	6,805,300	6,526,600	6,770,500
Tonnes of waste removed	10,156,600	10,547,800	11,626,000	11,468,200	12,163,200
Ratio of waste to ore	1.5	1.4	1.7	1.8	1.8
Tonnes of ore processed	6,834,300	8,046,500	6,753,400	6,572,700	6,740,700
Average grade processed (grams/tonne)	0.72	0.74	0.67	0.70	0.68
Average recovery rate (1)	49%	49%	49%	49%	48%
Gold (ounces)
– Produced	80,000	94,000	73,400	83,500	81,500
– Sold	81,900	88,800	73,600	85,100	78,400
Average realized gold price (per ounce)	$1,289	$1,263	$1,335	$1,381	$1,620
Total cash costs – by-product (per ounce)	$638	$637	$640	$624	$589
All-in sustaining costs (per ounce)	$805	$860	$891	$1,217	$1,032
Open-pit mining cost per tonne	$1.67	$1.84	$1.77	$1.74	$1.58
Processing cost per tonne leached	$2.15	$2.12	$2.31	$2.74	$2.60
Financial Data
Revenues	$106	$113	$98	$118	$128
Depreciation and depletion	$16	$17	$13	$17	$15
Earnings from operations	$37	$40	$37	$47	$65
Expenditures for mining interests	$16	$13	$13	$44	$42

(1)	Recovery is reported on a cumulative basis to reflect the cumulative recovery of ore on the leach pad, and does not reflect the true recovery expected over time.
Gold production for the first quarter of 2014 of 80,000 ounces, was 1,500 ounces, or 2%, lower than in the first quarter of 2013 mainly due to lower leaching efficiency as a result of the increased height of the existing heap leach pad and irrigation cycle restrictions at the expansion leach pad due to the ore placement sequence.
Cash costs for the first quarter of 2014 were $638 per ounce, an increase of $49 per ounce, or 8%, as compared to the first quarter of 2013 due to higher operating costs ($84 per ounce), partially offset by an increase in gold sales ($26 per ounce) and a weaker Mexican peso ($9 per ounce). The increase in operating costs was mainly attributable to an increase in mining costs due to longer hauling distances which resulted in increased diesel consumption ($1 million), contractors ($1 million), employee costs ($1 million) and usage of maintenance spare parts ($1 million).
All-in sustaining costs for the first quarter of 2014 were $805 per ounce, a decrease of $227 per ounce, or 22%, as compared to the first quarter of 2013 due to lower sustaining capital expenditures ($276 per ounce), partially offset by higher cash costs ($49 per ounce). The decrease in sustaining capital expenditures is primarily due to mining concession acquisition costs ($16 million) and leach pad expansion construction activities ($4 million) in the first quarter of 2013.
Gold production for the first quarter of 2014 was 14,000 ounces, or 15%, lower than in the fourth quarter of 2013 mainly due to a decrease of 15% in tonnage processed and 3% lower grades, partially offset by an increase of 2% in recovery. The lower tonnage is in line with the 2014 plan to produce gold ounces at a lower operating cost.
Cash costs for the first quarter of 2014 were $1 per ounce higher than in the fourth quarter of 2013 due to a decrease in gold sales ($55 per ounce), partially offset by lower operating costs ($53 per ounce) and a weaker Mexican peso ($1 per ounce). The decrease in operating costs was primarily attributable to lower usage of reagents ($2 million) and maintenance spare parts ($1 million), lower costs for mobile equipment rental ($1 million) and lower employee costs ($1 million).
All-in sustaining costs for the first quarter of 2014 were $55 per ounce, or 6%, lower than the fourth quarter of 2013 due to lower sustaining capital expenditures ($56 per ounce), partially offset by higher cash costs ($1 per ounce). Sustaining capital expenditures decreased primarily due to the implementation of a truck dispatch system ($3 million) and the purchase of blast drill components ($1 million) in the prior quarter.

GOLDCORP  |  22

First Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

The construction of the next expansion phase of the Los Filos heap leach pad, including additional contingency solution storage capacity, began during the fourth quarter of 2013 and is expected to be completed late in the second quarter of 2014. The exploration program continues to focus on drilling in-fill gaps and converting previous year's addition of inferred mineral resources into reserves at El Bermejal north.
The Los Filos mine suspended operations on April 1, 2014 following the March 31, 2014 expiry of a surface land occupancy agreement with the Carrizalillo Ejido. Negotiations with Ejido authorities on a new occupancy agreement with sustainable terms continue and have been ongoing for several months and the Company believes that ultimately an agreement can be reached. Los Filos' 2014 production guidance of 330,000 to 345,000 ounces of gold has the potential to be affected by the continuation of the operations suspension.

GOLDCORP  |  23

First Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

El Sauzal mine, Mexico

	Three months ended
Operating Data	March 31 2014	December 31 2013	September 30 2013	June 30 2013	March 31 2013
Tonnes of ore mined	572,900	559,100	587,300	556,000	544,600
Tonnes of waste removed	3,062,300	3,379,600	3,121,900	3,030,400	3,206,900
Ratio of waste to ore	5.3	6.0	5.3	5.5	5.9
Tonnes of ore milled	493,300	461,800	504,500	485,500	479,000
Average mill head grade (grams/tonne)	1.16	1.54	1.40	1.35	1.32
Average recovery rate	82%	93%	94%	93%	90%
Gold (ounces)
– Produced	15,100	21,300	21,400	19,700	18,200
– Sold	12,900	21,200	21,800	22,100	15,700
Average realized gold price (per ounce)	$1,277	$1,269	$1,334	$1,356	$1,623
Total cash costs – by-product (per ounce)	$994	$850	$751	$890	$946
All-in sustaining costs (per ounce)	$1,168	$880	$831	$950	$1,029
Mining cost per tonne	$1.81	$1.97	$1.77	$1.99	$2.08
Milling cost per tonne	$10.75	$13.79	$11.98	$13.11	$12.68
Financial Data
Revenues	$17	$27	$30	$30	$26
Depreciation and depletion	$4	$8	$9	$9	$6
Earnings (loss) from operations (1)	$(1)	$(28)	$2	$—	$4
Expenditures on mining interests	$—	$—	$—	$—	$—

(1)
During the fourth quarter of 2013, the Company recorded impairment charges of $29 million before tax ($20 million after tax) related to El Sauzal as a result of changes in metal price assumptions and the increase in estimated reclamation costs as it approaches the end of its mine life.

In 2014, the remediation process will commence as part of the activities required for the closure of the El Sauzal mine in 2015. The remediation activities in 2014 will focus on contouring of overburden dumps, re-vegetation, and final placement of dry stacked tailings.
Gold production for the first quarter of 2014 of 15,100 ounces was 3,100 ounces, or 17%, lower than in the first quarter of 2013, mainly due to 12% lower grades and 9% lower recoveries resulting from the presence of silica encapsulation of gold in the ore, partially offset by 3% higher tonnage milled. Metallurgical test work is on-going to improve recovery of this ore.
Cash costs for the first quarter of 2014 of $994 per ounce were $48 per ounce, or 5%, higher than in the first quarter of 2013 due to lower gold production ($216 per ounce), partially offset by lower operating costs ($152 per ounce) and a weaker Mexican peso ($16 per ounce). The decrease in operating costs was primarily due to lower employee and contractor costs ($1 million) and consumable and other costs ($1 million).
All-in sustaining costs for the first quarter of 2014 were $139 per ounce, or 14%, higher than in the first quarter of 2013 primarily due to an increase in cash costs ($48 per ounce), and an increase in reclamation accretion expense ($138 per ounce), partially offset by a decrease in sustaining capital expenditures ($50 per ounce). Reclamation accretion expense increased during the first quarter of 2014 ($2 million) due to the revision of the reclamation and closure cost obligation in the prior quarter.
Gold production for the first quarter of 2014 was 6,200 ounces, or 29%, lower than in the fourth quarter of 2013 primarily due to 25% lower grades and 12% lower recoveries due to the presence of silica encapsulation of gold in the ore, partially offset by 7% higher tonnage milled.
Cash costs for the first quarter of 2014 were $144 per ounce, or 17%, higher than in the fourth quarter of 2013 primarily due to lower gold production ($557 per ounce), partially offset by lower operating costs ($410 per ounce) and a weaker Mexican peso ($3 per ounce). The decrease in operating costs was primarily attributable to lower employee and contractor costs ($2 million), consumables ($1 million) and other costs ($1 million).
All-in sustaining costs for the first quarter of 2014 were $288 per ounce, or 33%, higher than in the fourth quarter of 2013 primarily due to an increase in cash costs ($144 per ounce) and an increase in reclamation accretion expense ($139 per ounce). Reclamation accretion expense increased during the first quarter of 2014 ($2 million) due to the revision of the reclamation and closure cost obligation in the prior quarter.

GOLDCORP  |  24

First Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

Marlin mine, Guatemala

	Three months ended
Operating Data	March 31 2014	December 31 2013	September 30 2013	June 30 2013	March 31 2013
Tonnes of ore milled	472,700	491,700	497,800	472,100	480,300
Average mill head grade (grams/tonne)
– Gold	3.15	3.36	3.24	3.44	3.30
– Silver	132	131	118	127	110
Average recovery rate
– Gold	97%	97%	96%	96%	96%
– Silver	94%	93%	92%	92%	92%
Produced (ounces)
– Gold	45,300	52,800	49,400	50,000	50,000
– Silver	1,836,000	1,969,100	1,715,000	1,778,000	1,583,000
– Gold Equivalent Ounces (1)	76,400	87,800	79,900	81,600	78,100
Sold (ounces)
– Gold	41,900	54,700	51,200	50,000	48,700
– Silver	1,699,900	2,011,800	1,779,200	1,803,000	1,487,000
Average realized price (per ounce)
– Gold	$1,300	$1,260	$1,344	$1,355	$1,632
– Silver	$20.62	$20.63	$21.43	$20.81	$29.88
Total cash costs – by-product (per ounce) (2)	$277	$159	$259	$260	$102
All-in sustaining costs (per ounce)	$809	$515	$635	$729	$644
Mining cost per tonne	$70.64	$61.61	$65.96	$62.10	$72.06
Milling cost per tonne	$27.66	$24.11	$25.47	$30.62	$28.81
Financial Data
Revenues	$89	$111	$107	$105	$124
Depreciation and depletion	$35	$39	$37	$35	$31
Earnings from operations	$5	$18	$18	$17	$41
Expenditures on mining interests	$16	$15	$15	$17	$18

(1)
Gold equivalent ounces are calculated using the following assumptions: $1,300 per ounce of gold; by-product metal prices of $22.00 per ounce of silver; $3.00 per pound of copper; $0.90 per pound zinc; and $0.90 per pound of lead (2013 – $1,350; $24.00; $3.00; $0.85; and $0.80, respectively). By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(2)
The calculation of total cash costs per ounce of gold is net of by-product silver sales revenues. If silver were treated as a co-product, average total cash costs at Marlin for the three months ended March 31, 2014 would be $658 per ounce of gold and $11.24 per ounce of silver (2013 – $641 and $12.24, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). Using actual realized sales prices, the co-product total cash costs for the three months ended March 31, 2014 would be $671 per ounce of gold and $10.93 per ounce of silver (2013 – $646 and $12.06, respectively).

Gold production for first quarter of 2014 of 45,300 ounces was 4,700 ounces, or 9%, lower than in the first quarter of 2013; silver production of 1,836,000 ounces was 253,000 ounces, or 16%, higher than in the first quarter of 2013. The decrease in gold production was due to 5% lower grades and 2% lower tonnes milled, partially offset by 1% higher gold recoveries. The increase in silver production was due to 20% higher silver grades and 2% higher silver recoveries, partially offset by 2% lower tonnes milled. The gold and silver grades were consistent with the mine plan that included processing of material with lower gold grades from stockpiles. Recoveries of gold and silver have increased due to ongoing O4E initiatives.
Cash costs for the first quarter of 2014 were $277 per ounce, an increase of $175 per ounce, or 172%, as compared to the first quarter of 2013 due to lower gold production ($166 per ounce) and lower silver by-product sales credits ($75 per ounce), partially offset by lower operating costs ($66 per ounce). The decrease in operating costs was primarily attributable to lower royalties ($2 million) due to lower metal prices, lower consumables costs ($1 million) and lower fuel and contractors cost ($1 million) due to completion of the open pit in the first quarter of 2013, partially offset by an increase in maintenance costs ($2 million).

GOLDCORP  |  25

First Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

All-in sustaining costs for the first quarter of 2014 were $809 per ounce, an increase of $165 per ounce, or 26%, as compared to the first quarter of 2013 due to an increase in cash costs ($175 per ounce), partially offset by a decrease in sustaining capital expenditures ($31 per ounce).
Gold and silver production in first quarter of 2014 was 7,500 ounces, or 14%, and 133,100 ounces, or 7%, lower, respectively, than in the fourth quarter of 2013. The decrease in gold production was due to 6% lower gold grades and 4% lower tonnes milled. The decrease in silver production was due to 4% lower tonnes milled, partially offset by 1% higher silver grades and 1% higher silver recoveries. The higher silver grades resulted from mining in the West Vero area.
Cash costs for the first quarter of 2014 were $277 per ounce, an increase of $118 per ounce, or 74%, as compared to the fourth quarter of 2013 due to lower gold production ($281 per ounce), partially offset by lower operating costs ($84 per ounce) and higher silver by-product sales credits ($79 per ounce). The decrease in operating costs was primarily attributable to lower royalties ($1 million), lower labour costs ($1 million), lower site costs ($1 million), and lower consumable ($1 million) and other costs ($1 million), partially offset by higher maintenance costs ($1 million).
All-in sustaining costs for the first quarter of 2014 were $809 per ounce, an increase of $294 per ounce, or 57%, as compared to the fourth quarter of 2013 due to an increase in sustaining capital expenditures ($171 per ounce) and an increase in cash costs ($118 per ounce). The increase is sustaining capital expenditures is primarily the result of mobile equipment purchases during the first quarter of 2014.
Exploration drilling at Los Chocoyos continued with support from the community.

GOLDCORP  |  26

First Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

Wharf mine, United States

	Three months ended
Operating Data	March 31 2014	December 31 2013	September 30 2013	June 30 2013	March 31 2013
Tonnes of ore mined	751,100	591,800	166,800	656,200	700,300
Tonnes of ore processed	751,100	637,100	996,900	831,300	693,100
Average grade processed (grams/tonne)	0.82	0.98	0.63	0.64	0.70
Average recovery rate	80%	79%	80%	81%	80%
Gold (ounces)
– Produced	15,000	10,800	16,700	16,200	12,500
– Sold	13,400	10,600	18,200	15,500	11,200
Average realized gold price (per ounce)	$1,285	$1,266	$1,310	$1,377	$1,620
Total cash costs – by-product (per ounce)	$751	$1,092	$980	$808	$836
All-in sustaining costs (per ounce)	$856	$1,411	$1,204	$1,076	$994
Mining cost per tonne	$2.98	$3.01	$4.08	$4.04	$2.31
Processing cost per tonne	$1.76	$2.45	$1.56	$1.60	$1.69
Financial Data
Revenues	$20	$14	$24	$22	$18
Depreciation and depletion	$1	$1	$1	$1	$1
Earnings from operations	$6	$1	$5	$8	$8
Expenditures on mining interests	$1	$1	$4	$5	$1
Gold production for the first quarter of 2014 of 15,000 ounces was 2,500 ounces, or 20%, higher than in the first quarter of 2013 due to 8% more tonnage processed at 17% higher grades. Tonnes processed increased during the first quarter of 2014 as a result of the heap leach pads performing as expected, whereas during the first quarter of 2013, temporary solution distribution issues associated with the start up of leaching on heap leach pad four delayed the gold recovery cycle during the first two months of the period. Grades were in accordance with the mining plan as production was sourced from higher grade benches at the bottom of the American Eagle pit.
Cash costs for the first quarter of 2014 were $751 per ounce, a decrease of $85 per ounce, or 10%, as compared to the first quarter of 2013 due to higher gold production ($136 per ounce), partially offset by higher operating costs ($51 per ounce). The higher operating costs were primarily due to higher employee costs ($1 million) and higher contractor costs ($1 million), partially offset by lower consumables costs ($1 million).
All-in sustaining costs for the first quarter of 2014 were $856 per ounce, a decrease of $138 per ounce, or 14%, as compared to the first quarter of 2013 due to a decrease in cash costs ($85 per ounce) and lower sustaining capital expenditures ($53 per ounce).
Gold production for the first quarter of 2014 was 4,200 ounces, or 39%, higher than in the fourth quarter of 2013 due to 18% higher tonnes processed, offset by 16% lower grades. Tonnes processed increased by 18% as efficiencies throughout the crusher plant were realized and operating protocols were implemented as part of the ongoing O4E initiatives. Gold production also benefited from the maturation of the leaching cycle on heap leach pads one and two that were delayed in the prior quarter due to a severe snow storm in October 2013. The 16% lower grades were as planned.
Cash costs for the first quarter of 2014 were $341 per ounce, or 31%, lower than in the fourth quarter of 2013 primarily due to higher gold production ($230 per ounce) and lower operating costs ($111 per ounce). The decrease in operating costs were primarily attributable to lower equipment usage ($1 million) and fuel costs ($1 million).
All-in sustaining costs for the first quarter of 2014 were $555 per ounce, or 39%, lower than in the fourth quarter of 2013 primarily due to lower cash costs ($341 per ounce) and a decrease in sustaining capital expenditures ($209 per ounce). The decrease in sustaining capital expenditures were primarily attributable to the completion of the highway relocation project in the fourth quarter of 2013 ($1 million).

GOLDCORP  |  27

First Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

Alumbrera mine, Argentina (Goldcorp’s interest – 37.5%)

	Three months ended
Operating Data	March 31 2014	December 31 2013	September 30 2013	June 30 2013	March 31 2013
Tonnes of ore mined	1,409,200	3,585,800	2,420,700	1,844,400	1,693,200
Tonnes of waste removed	4,504,600	4,098,200	4,847,400	5,871,700	5,865,300
Ratio of waste to ore	3.2	1.1	2.0	3.2	3.4
Tonnes of ore milled	3,324,400	3,634,800	3,304,300	3,561,700	3,513,200
Average mill head grade
– Gold (grams/tonne)	0.42	0.40	0.37	0.38	0.34
– Copper	0.39%	0.43%	0.37%	0.37%	0.32%
Average recovery rate
– Gold	67%	73%	74%	69%	65%
– Copper	77%	84%	81%	77%	75%
Produced
– Gold (ounces)	30,300	34,000	28,900	29,900	24,700
– Copper (thousands of pounds)	21,500	28,800	21,400	21,600	18,800
– Gold Equivalent Ounces (1)	79,900	98,000	76,500	77,900	66,500
Sold
– Gold (ounces)	40,500	24,900	32,000	24,200	22,500
– Copper (thousands of pounds)	32,100	20,300	21,800	19,400	16,500
Average realized price
– Gold (per ounce)	$1,293	$1,249	$1,379	$1,216	$1,634
– Copper (per pound)	$3.09	$3.21	$3.40	$2.63	$3.37
Total cash costs – by-product (per ounce) (2)	$106	$(558)	$(281)	$299	$14
All-in sustaining costs (per gold ounce)	$433	$37	$307	$1,140	$897
Mining cost per tonne	$3.53	$3.02	$3.17	$3.17	$2.60
Milling cost per tonne	$5.72	$5.80	$6.77	$6.70	$6.00
Financial Data (3)
Revenues	$146	$95	$119	$81	$93
Depreciation and depletion	$7	$49	$28	$16	$15
Earnings (loss) from operations (4)	$41	$(399)	$25	$3	$21
Expenditures on mining interests	$9	$10	$20	$20	$21

(1)
Gold equivalent ounces are calculated using the following assumptions: $1,300 per ounce of gold; by-product metal prices of $22.00 per ounce of silver; $3.00 per pound of copper; $0.90 per pound of zinc; and $0.90 per pound of lead (2013 – $1,350; $24.00; $3.00; $0.85; and $0.80, respectively). By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(2)
The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue. If copper were treated as a co-product, total cash costs for the three months ended March 31, 2014 would be $784 per ounce of gold and $2.26 per pound of copper (2013 – $915 and $2.24, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). Using actual realized sales prices, the co-product total cash costs for the three months ended March 31, 2014 would be $816 per ounce of gold and $2.24 per pound for copper (2013 – $953 and $2.20, respectively).

(3)
The Company’s 37.5% interest in Alumbrera is classified as an investment in associate and is accounted for using the equity method with the Company’s share of net earnings and net assets separately disclosed in the Consolidated Statements of Earnings and Consolidated Balance Sheets, respectively. The financial data disclosed in the table represents the financial data of Alumbrera on a proportionate rather than equity basis.

(4)	During the fourth quarter of 2013, the Company recognized an impairment expense of $276 million before tax ($276 million, after tax) in respect of its investment in Alumbrera.
For the three months ended March 31, 2014, the Company's equity earnings from Alumbrera were $12 million (three months ended March 31, 2013 – $9 million). The Company received $34 million of dividends from Alumbrera during the first quarter of 2014 (three months ended March 31, 2013 – $21 million).

GOLDCORP  |  28

First Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

Goldcorp’s share of Alumbrera’s gold and copper production in first quarter of 2014 of 30,300 ounces and 21.5 million pounds was 5,600 ounces, or 23%, and 2.7 million pounds, or 14%, higher, respectively, than in the first quarter of 2013. Gold and copper production increased due to higher head grades and higher recoveries, partially offset by lower ore tonnes milled. Gold and copper head grades were 24% and 22% higher, respectively, than in the first quarter of 2013, due to the material processed in the first quarter of 2014 coming from phase 11 with higher ore presence. Gold and copper recoveries were 3% higher due to higher head grades in ore processed. Ore tonnes milled was 5% lower in the first quarter of 2014, as compared to the first quarter of 2013. Total material mined was higher in the first quarter of 2013 mainly due to mining from phase 10 where ore presence is lower. Waste material mined was lower in the first quarter of 2014 as stripping activities were focused on the higher levels of phase 11 with shorter hauling cycles as compared to higher shovel productivities in the first quarter of 2013.
Cash costs for the first quarter of 2014 were $106 per ounce, an increase of $92 per ounce as compared to the first quarter of 2013 due to higher operating expenses ($979 per ounce) and lower copper by-product sales credits ($109 per ounce), partially offset by higher gold sales ($817 per ounce), lower royalties ($166 per ounce) and lower export tax ($13 per ounce). The higher gold sales in the first quarter of 2014 included ounces produced in the prior quarter that were not shipped and sold until the first quarter of 2014 due to the Typhoon that affected the PASAR refinery in Philippines in November 2013. The increase in operating costs was primarily due to higher transportation costs ($10 million), higher maintenance costs ($9 million), higher treatment and refining costs ($6 million), lower capitalized costs related to stripping activities ($6 million), higher labour costs ($3 million), and higher consumable, fuel and power costs ($6 million).
All-in sustaining costs for the first quarter of 2014 were $433 per ounce, a decrease of $464 per ounce, or 52%, compared to the first quarter of 2013 due to lower sustaining capital expenditures ($646 per ounce), partially offset by higher cash costs ($92 per ounce), and an increase in exploration and reclamation accretion expenses ($90 per ounce). The decrease in sustaining capital expenditures was primarily due to higher stripping activities ($6 million) and increased heavy equipment investment ($3 million) during the first quarter of 2013.
Goldcorp’s share of Alumbrera’s gold and copper production in the first quarter of 2014 was 3,700 ounces, or 11%, and 7.3 million pounds, or 25%, respectively, lower than in the fourth quarter of 2013. Gold production was lower due to 9% lower tonnes milled, slightly offset by 5% higher gold grades resulting from higher ore presence from phase 11 as compared to ore processed from phases 10 and 11 in the fourth quarter of 2013. Copper production was lower due to processing low grade ore from stocks. Ore milled was 9% lower in the first quarter of 2014 due to the ore requiring longer time in the mill and lower recoveries resulting from lower oxidized ore processed in the fourth quarter of 2013. Waste material was higher during the first quarter of 2014 as compared to the prior quarter due to higher shovel productivity rates, as compared to the prior quarter where priority was given to ore material areas from phases 10 and 11, and stripping at phase 13 was deferred.
Cash costs for the first quarter of 2014 were $664 per ounce, or 119%, higher than in the fourth quarter of 2013 due to higher operating costs ($1,144 per ounce), lower copper by-product sales credits ($254 per ounce), and higher export tax ($6 per ounce), partially offset by higher gold sales ($539 per ounce) and lower royalties ($201 per ounce). The higher gold sales in the first quarter of 2014 as compared to the prior quarter included ounces produced in the prior quarter that were not shipped and sold until the first quarter of 2014 due to the Typhoon that affected the PASAR refinery in Philippines in November 2013. The increase in operating costs was primarily due to higher maintenance costs ($12 million), higher transportation costs ($10 million), higher consumable costs ($7 million), higher labour costs ($5 million), higher treatment and refining costs ($4 million), higher fuel and power costs ($7 million), and lower capitalized costs related to stripping activities ($2 million).
All-in sustaining costs for the first quarter was $396 per ounce, or 1070%, higher than in the fourth quarter of 2013 due to higher cash costs ($664 per ounce), partially offset by lower sustaining capital expenditures ($196 per ounce). The decrease in sustaining capital expenditures is primarily due to higher sales volumes in the first quarter of 2014.
The provisional pricing impact of lower realized copper prices during the first quarter of 2014 was a negative $1 million.

GOLDCORP  |  29

First Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

Pueblo Viejo mine, Dominican Republic (Goldcorp’s interest – 40%)

	Three months ended
Operating Data	March 31 2014	December 31 2013	September 30 2013	June 30 2013	March 31 2013
Tonnes of ore mined	2,541,800	1,720,100	672,200	943,700	1,156,000
Tonnes of waste removed	867,000	915,900	186,900	134,400	398,500
Ratio of waste to ore	0.34	0.53	0.28	0.14	0.34
Tonnes of ore processed	653,900	632,400	407,200	443,400	288,700
Average grade (grams/tonne)
– Gold	5.52	5.68	6.23	6.02	7.20
– Silver	29.0	37.7	48.9	40.0	47.1
Average recovery rate
– Gold	92%	91%	92%	94%	96%
– Silver	58%	49%	23%	36%	27%
Produced
– Gold (ounces)	106,200	104,700	75,400	81,000	64,100
– Silver (ounces)	349,100	372,000	137,000	206,800	117,800
– Gold Equivalent Ounces (1)	112,100	111,300	77,800	84,700	66,200
Sold
– Gold (ounces)	115,100	78,000	82,000	71,700	64,700
– Silver (ounces)	379,400	188,800	190,200	135,000	201,800
Average realized price
– Gold (per ounce)	$1,287	$1,278	$1,318	$1,413	$1,624
– Silver (per ounce)	$20.65	$20.68	$20.89	$23.10	$30.18
Total cash costs – by-product (per ounce) (2)	$493	$592	$553	$507	$472
All-in sustaining costs (per gold ounce)	$628	$688	$690	$739	$912
Mining cost per tonne	$2.64	$2.84	$7.01	$4.79	$5.37
Milling cost per tonne	$55.41	$74.30	$90.33	$63.98	$88.76
Financial Data (3)
Revenues	$156	$103	$112	$105	$111
Depreciation and depletion	$25	$14	$16	$11	$10
Earnings from operations	$66	$43	$46	$52	$64
Expenditures on mining interests	$12	$10	$9	$42	$37

(1)
Gold equivalent ounces are calculated using the following assumptions: $1,300 per ounce of gold; by-product metal prices of $22.00 per ounce of silver; $3.00 per pound of copper; $0.90 per pound of zinc; and $0.90 per pound of lead (2013 – $1,350; $24.00; $3.00; $0.85; and $0.80, respectively). By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(2)
The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue. If silver were treated as a co-product, total cash costs for the three months ended March 31, 2014 would be $532 per ounce of gold and $8.77 per ounce of silver (2013 – $535 and $10.03, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). Using actual realized sales prices, the co-product total cash costs for the three months ended March 31, 2014 would be $533 per ounce of gold and $8.47 per ounce of silver (2013 – $535 and $9.94, respectively).

(3)
The Company’s 40% interest in Pueblo Viejo is classified as an investment in associate and is accounted for using the equity method with the Company’s share of net earnings and net assets separately disclosed in the Consolidated Statements of Earnings and Consolidated Balance Sheets, respectively. The financial data disclosed in the table represents the financial data of Pueblo Viejo on a proportionate rather than equity basis.

For the three months ended March 31, 2014, the Company's equity earnings from Pueblo Viejo were $31 million (three months ended March 31, 2013 – $33 million).
Goldcorp's share of Pueblo Viejo's gold and silver production for the first quarter of 2014 of 106,200 ounces and 349,100 ounces was 42,100 ounces, or 66%, and 231,300 ounces, or 196%, respectively, higher than in the first quarter of 2013. Gold production was higher primarily due to 126% higher tonnes processed due to the completion of the autoclave modifications in the second half of 2013 that provided less downtime, partially offset by 23% lower gold head grades and 4% lower gold recoveries. Silver production was higher due to the higher tonnage processed

GOLDCORP  |  30

First Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

and 115% higher silver recoveries, partially offset by 38% lower silver grades. The higher silver recoveries resulted from modifications to the heat exchangers in autoclaves 150 and 250 that increased lime boil temperatures.
Cash costs for the first quarter of 2014 were $493 per ounce, an increase of $21 per ounce, or 4%, as compared to the first quarter of 2013 due to higher operating costs ($230 per ounce) and lower silver by-product sales credits ($26 per ounce), partially offset by higher gold production ($224 per ounce) and lower royalties ($11 per ounce).
All-in sustaining costs for the first quarter of 2014 were $628 per ounce, a decrease of $284 per ounce, or 31%, as compared to the first quarter of 2013 due to a decrease in sustaining capital expenditures ($326 per ounce) partially offset by an increase in cash costs ($21 per ounce). Sustaining capital expenditures decreased as higher capital costs were incurred during the first quarter of 2013 as a result of the ramp-up of commercial production.
Goldcorp´s share of Pueblo Viejo´s gold and silver production in the first quarter of 2014 was 1,500 ounces, or 1%, higher, and 22,900 ounces, or 6%, lower, respectively, than in the fourth quarter of 2013. Gold production was higher primarily due to 3% higher tonnes processed and 1% higher gold recoveries, slightly offset by 3% lower gold head grades. Silver production was lower due to 23% lower silver head grades, slightly offset by the higher tonnes processed and 18% higher silver recoveries. The higher throughput was due to less downtime on the autoclaves.
Cash costs for the first quarter of 2014 was $99 per ounce, or 17%, lower than in the fourth quarter of 2013 primarily due to higher gold sales ($190 per ounce), higher silver by-product sales credits ($18 per ounce) and lower royalties ($11 per ounce), partially offset by higher operating costs ($120 per ounce).
All-in sustaining costs for the first quarter was $60 per ounce, or 9%, lower than in the fourth quarter of 2013 primarily due to decrease in cash costs ($99 per ounce) and lower sustaining capital expenditures ($19 per ounce).

GOLDCORP  |  31

First Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

PROJECTS REVIEW
Cerro Negro Project, Argentina
The Cerro Negro project is a high grade vein system located in the Province of Santa Cruz, Argentina. The land position comprises 215 square kilometres with numerous discoveries of high grade gold and silver veins. As of December 31, 2013, Cerro Negro contained 5.74 million ounces of proven and probable gold reserves, with no change from December 31, 2012 due to the suspension of exploration activity in the latter part of 2013.
The Cerro Negro project is on track to produce first gold around mid-year 2014 with commercial production expected to be achieved in the fourth quarter of 2014. The initial capital cost estimate is between $1.6 and $1.8 billion. The Company expects gold production of between 130,000 and180,000 ounces in 2014.

Infrastructure and Construction
EPCM activities reached 84% completion, with detailed engineering 100% complete at the end of the first quarter of 2014. Key activities and developments during the first quarter include:

•	The pipe racks and platforms installation was 93% complete;

•	The 33 KVA internal power line was turned over to the operations team;

•
The high voltage power line and substation were 94% complete. Transpa, the Argentinean power transportation authority, has started the preliminary review of the installation. The expected completion date is mid-May 2014 with approval by Transpa expected by end of May 2014;

•	The tailings line installation was 95% complete with completion expected by mid-April 2014;

•	Water testing of leach tanks and thickeners was started; and

•	The 18km haul road and the Primary Crusher Station and Delivery System were turned over to the operations team.

Mine Development
In January 2014, the underground mine began transitioning from contractor development mining to in-house mining and development. This transition temporarily reduced development metres in the first quarter of 2014; however, productivity was improving at the end of the quarter and the long-term cost savings are expected to be substantial. Safety and productivity continued to improve throughout the quarter. Cerro Negro was the winner of the 2013 Goldcorp annual safety award for the mine or project with the most improved safety record. At the end of the first quarter, the project had exceeded 3.1 million consecutive hours without a lost-time accident.
Mine development continued on the underground deposits of Eureka and Mariana Central. Production mining is occurring at Eureka, while production at Mariana Central is expected to start in the second half of 2014. The small surface mining operation on portions of veins at Eureka, which started at the end of 2013, continued throughout the first quarter of 2014. Surface diamond drilling is currently expanding the potential for this mining to continue and provide supplemental ore tonnes for the mill; however, it has contributed to the lower average grade from prior quarters. At the end of the first quarter of 2014, the combined tonnes and grade of ore stockpiles were as follows:

Three Months Ended
Cerro Negro Production (Surface Stockpile)	March 31 2014	December 31 2013	September 30 2013	June 30 2013	March 31 2013	Cumulative Project to date
Tonnes	125,200	127,500	67,300	38,700	11,000	410,100
Average grade (grams/tonne)
- Gold	8.27	8.24	11.86	14.23	13.93	9.84
- Silver	132.7	146.7	274.7	262.0	277.5	183.4

Total underground development during the first quarter of 2014 was 1,101 metres, compared to 1,659 metres in the fourth quarter of 2013. Continued suspension of development activities at Mariana Norte, and the transition from contractor development mining to in-house mining and development, impacted the development rate during the period compared to prior quarters. Development activity during the quarter was as follows:

GOLDCORP  |  32

First Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

Three Months Ended
Development Area (Metres)	March 31 2014	December 31 2013	September 30 2013	June 30 2013	March 31 2013	Cumulative Project to date
Eureka	626	966	1,185	1,273	1,283	12,743
Mariana Central	475	684	630	442	324	3,045
Mariana Norte	—	9	337	387	182	1,224
Total	1,101	1,659	2,152	2,102	1,789	17,012

Exploration
Despite continued success of the drilling programs and additional targets identified in early 2013, all exploration activities have remained suspended due to the uncertainty related to the Resource Tax imposed by the Provincial Government of Santa Cruz.
Capital Expenditures
At March 31, 2014, total project expenditures and future commitments were $1,402 million, excluding exploration, of which $1,253 million is spent and $149 million is committed. Capital expenditures, including deposits on mining interests and net of capitalized interest, for the three months ended March 31, 2014 were $141 million.

Éléonore Project, Canada
The Éléonore project is located in the northeast corner of the Opinaca Reservoir in the James Bay region of Quebec, Canada. The Éléonore deposit is a major gold discovery in a relatively unexplored area, located in the core of what Goldcorp believes to be a promising new gold district. Proven and probable gold reserves at Éléonore at December 31, 2013 were 4.03 million ounces. Forecast average LOM gold production from Éléonore following ramp up to full production (currently expected to be the first half of 2018) is approximately 575,000 to 625,000 ounces per year.
The initial project capital at Éléonore is between $1.8 billion and $1.9 billion. First gold production remains on track for the fourth quarter of 2014, with commercial production expected to be achieved in the first quarter of 2015.
Engineering and Construction
Engineering activities are essentially complete with overall surface construction progress at 74% complete at the end of March 31, 2014. Key activities in the first quarter of 2014 include:
Infrastructure:

•	Significant progress on the construction of the administration building, garage and warehouse, with planned completion in the second quarter of 2014; and

•	Start-up of the pre-operation verifications for the Industrial Water Treatment Plant.
Process Plant:

•	Reached 64% completion on construction of the processing plant;

•	Ball mill installation, electrical and instrumentation essentially complete;

•	Started residue storage building, oxygen plant civil work and fire protection;

•	Closed crushing related buildings and commenced installation of main equipment; and

•	Received most major equipment including emergency generators and massive SO2 tank.
Tailings Facility:

•	Pumping station completed and the tailings management facility is expected to be fully complete during the second quarter of 2014 after finalizing the installation of the remaining membrane.

GOLDCORP  |  33

First Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

Exploration
A total of 19,575 metres of underground diamond drilling was completed in the first quarter of 2014. Drilling shifted from the Upper Mine to the lateral extension of the Lower Mine. Exploration drilling continued from the underground only, using the exploration shaft and ramp, targeting the center of the Lower Mine and the northern portion of the ore body.
Mine Development
Mine development is on track to meet the current plant start-up schedule. Key activities in the first quarter of 2014 include:

•	The exploration ramp reached 4,686 metres at the end of the first quarter of 2014, corresponding to a depth of 725 metres below surface, and was connected with the main 650m level;

•	The production shaft reached a depth of 735 metres;

•	Stope development has started on levels 440m, 410m and 380m, which allowed production drilling in the first quarter of 2014; and

•	Ore stockpile on surface of 25,104 tons.

As of March 31, 2014, total project expenditures since January 1, 2011, net of investment tax credits and capitalized interest, were $1.6 billion, $1.5 billion of which was spent and $100 million of which was committed. Capital expenditures and capitalized exploration, excluding capitalized interest and investment tax credits, during the three months ended March 31, 2014, amounted to $170 million and $3 million, respectively.

Cochenour Project, Canada
The Cochenour Project combines the existing workings of the historic Cochenour mine with the Bruce Channel gold discovery. The Cochenour/Bruce Channel deposit is located down dip from the historic Cochenour mine. Design optimization conducted in 2013 resulted in a revised development plan which accelerates initial gold production by approximately six months to the fourth quarter of 2014 and reduces initial capital expenditures by $44 million to $496 million. Following ramp-up to full production, forecast LOM gold production from Cochenour is expected to be between 225,000 and 250,000 ounces per year. Inferred resources remained unchanged at 3.25 million ounces at December 31, 2013.
Exploration
Exploration remains a focus as drilling of the deposit continues with four drills on site with 9,337 metres drilled in the first quarter 2014, and up to nine drills are anticipated by the end of the year. Preliminary results have been consistent with expectations.
Mine Development
During the first quarter of 2014, the Cochenour shaft reached its final bottom depth of 1,116 metres. A ramp of 1,175 metres is being developed to continue the decline down to the 4000-foot level.
Development of the haulage drift which will connect Red Lake’s underground mine with Cochenour continued and is 90% complete. The integration of Cochenour with the Red Lake operation is critical to planned ramp-up activities over the next 18 months. Geotechnical assessments, backfill and material handling studies are the focus in the short-term. In the longer term, efforts will concentrate on infrastructure rationalization and placement. An integration team has been put in place to manage these tasks.
At March 31, 2014, total project expenditures since January 1, 2011, excluding investment tax credits, are $338 million, $331 million of which is spent and $7 million of which is committed. Capital expenditures excluding investment tax credits, during the three months ended March 31, 2014 amounted to $26 million. Total project expenditures have been included in total expenditures on mining interests in Red Lake, and consist mainly of exploration, construction of surface infrastructure, shaft slashing (widening) and sinking, and development of the Cochenour Red Lake Haulage Drift.

El Morro Project, Chile (Goldcorp’s interest – 70%)
El Morro is a gold/copper project in northern Chile. El Morro contained 6.73 million ounces (Goldcorp’s share) of proven and probable gold reserves at December 31, 2013. Located in the Atacama region of Chile approximately 80 kilometres east of the city of Vallenar and at an altitude of 4,000 metres, El Morro comprises a large, 36-square kilometre land package with significant potential for organic growth through further exploration. Two principal zones of gold-copper mineralization have been identified to date – the El Morro and La Fortuna zones – and the Company has identified several additional targets as part of its regional exploration efforts.

GOLDCORP  |  34

First Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

In October 2013, the environmental authority of the Atacama Region approved the Environmental Impact Study (“EIS”) submitted by Goldcorp-El Morro. The decision resulted in a new Environmental Assessment Resolution issued in October 2013 (“RCA 232”). In November 2013, RCA 232 was challenged before the Court of Appeals of Copiapo, through a constitutional claim. The Court issued an injunction in favor of the plaintiffs which prohibits Goldcorp-El Morro from conducting construction activities. Goldcorp-El Morro was admitted as an interested party to the constitutional claim. Following a hearing in March 2014, on April 28, 2014 the Court of Appeals issued its ruling dismissing all claims. If this decision is appealed, a final decision by the Supreme Court is expected in the third quarter of 2014. All project field construction activities remain suspended, with current activities focused on community engagement and further exploration of the La Fortuna zone.
At March 31, 2014, total project expenditures were $235 million. Capital expenditures, excluding capitalized interest, during the three months ended March 31, 2014 were $4 million.

Camino Rojo Project, Mexico
The Camino Rojo project is located approximately 50 kilometres southeast of Goldcorp’s Peñasquito mine with a 3,389 square kilometre land position which includes the Represa deposit. Successful in-fill and expansion drilling in the West Extension sulphide zone contributed to the addition of approximately 5.0 million ounces to indicated gold mineral resources and the addition of approximately 5.0 million ounces to inferred gold mineral resources. Gold mineral reserves consist of 1.63 million ounces of oxide material.
The Company is following up on positive exploration results in the sulphide portions of the deposit and intends to commence the pre-feasibility stage in the third quarter of 2014.
Core drilling continued during the first quarter of 2014 to enhance the reserves. Metallurgical testing of sulphide, transition and oxide zones continues, and waste rock drainage studies for waste material is in process as well.
At March 31, 2014, total project expenditures were $89 million. Capital expenditures, excluding capitalized interest, during the three months ended March 31, 2014 amounted to $5 million.

GOLDCORP  |  35

First Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

DISCONTINUED OPERATION
Marigold mine, United States (Goldcorp’s interest – 66.7%)

	Three months ended
Operating Data	March 31 2014	December 31 2013	September 30 2013	June 30 2013	March 31 2013
Tonnes of ore mined	1,766,100	1,936,600	3,114,800	2,928,000	2,253,600
Tonnes of waste removed	9,009,500	7,137,600	6,349,000	5,409,400	6,478,600
Ratio of waste to ore	5.1	3.7	2.0	1.8	2.9
Tonnes of ore processed	1,766,100	1,936,600	3,114,800	2,928,000	2,253,600
Average grade processed (grams/tonne)	0.32	0.39	0.36	0.34	0.40
Average recovery rate	73%	73%	73%	73%	73%
Gold (ounces)
– Produced	21,800	28,100	25,200	22,500	31,700
– Sold	21,900	27,900	25,400	22,700	31,700
Average realized gold price (per ounce)	$1,289	$1,258	$1,325	$1,368	$1,622
Total cash costs – by-product (per ounce)	$1,117	$969	$938	$901	$854
All-in sustaining costs (per ounce)	$1,207	$1,216	$1,476	$1,829	$1,547
Mining cost per tonne	$1.74	$1.88	$1.88	$1.99	$1.94
Processing cost per tonne	$1.28	$1.37	$1.04	$0.92	$1.16
Financial Data
Revenues	$28	$35	$34	$31	$51
Depreciation and depletion	$—	$6	$5	$4	$6
Earnings from operations (1)	$4	$(131)	$6	$6	$18
Expenditures on mining interests	$1	$7	$13	$20	$22

(1)
Earnings from operations for the three months ended December 31, 2013 included an impairment expense of $132 million before tax ($86 million after tax), resulting from the measurement of Marigold's assets held for sale at the lower of carrying amount and fair value less costs to sell.

Goldcorp’s share of Marigold’s production for the first quarter of 2014 of 21,800 ounces was 9,900 ounces, or 31%, lower than in the first quarter of 2013 as a result of drawing down heap leach pad inventory. Recoverable ounces stacked on the pad in the first quarter of 2014 were 36%, or 7,600 ounces, less than the first quarter of 2013. Ore grades and tonnes decreased by 20% and 22%, respectively, in the first quarter of 2014 as compared to the first quarter of 2013 as expected, with the mining of ore from the top of the Mackay Phase 1 pit. Waste tonnes mined were 39% higher in the first quarter of 2014 due to the commissioning of the electric shovel in December 2013 and shorter waste cycle times attributable to the Trout Creek waste dump expansion.
Cash costs were $1,117 per ounce, an increase of $263 per ounce, or 31%, compared to first quarter of 2013 as a result of lower gold production ($382 per ounce), partially offset by lower operating costs ($119 per ounce). The decrease in operating costs was attributable to lower fuel costs ($1 million) and lower royalties and production taxes ($2 million).
All-in sustaining costs were $1,207 per ounce, a decrease of $340 per ounce, or 22%, compared to the first quarter of 2013 primarily due to a decrease in sustaining capital expenditures ($601 per ounce), partially offset by higher cash costs ($263 per ounce). The decrease in sustaining capital expenditures was primarily attributable to higher heavy equipment investment ($15 million) and increased stripping activities ($3 million) in the first quarter of 2013.
Gold production for the first quarter of 2014 was 6,300 ounces, or 22%, lower than in the fourth quarter of 2013 as a result of drawing down the heap leach pad inventory. Additionally, the ounces stacked in the first quarter of 2014 were placed higher above the heap leach pad liner resulting in a slower leach cycle time, contributing to the lower production as compared to the fourth quarter of 2013. Ore tonnage and grades processed were lower in the first quarter of 2014, as expected, with less ore sourced from the Target Phase 2 pit that is near completion. Total waste tonnes mined in the first quarter of 2014 were 26% higher due to reduced haulage cycle times attributable to mining less ore, full operation of the electric shovel and the availability of the Trout Creek waste dump expansion.

GOLDCORP  |  36

First Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

Cash costs for the first quarter of 2014 were $148 per ounce, or 15%, higher than in the fourth quarter of 2013 as a result of lower gold production ($266 per ounce), partially offset by lower operating costs ($118 per ounce). The decrease in operating costs was due to lower fuel and consumables costs ($2 million) and lower royalties and production taxes as a result of lower production ($1 million).
All-in sustaining costs for the first quarter of 2014 were $9 per ounce, or 1%, lower than for the fourth quarter of 2013 primarily due to a decrease in sustaining capital expenditures ($150 per ounce), partially offset by higher cash costs ($148 per ounce).
On April 4, 2014, the Company in conjunction with its joint venture partner, Barrick, completed the sale of their respective interests in Marigold to Silver Standard Resources Inc. for total consideration of $275 million (Goldcorp's share – $189 million), subject to certain closing adjustments. The disposal of the Company's 66.7% interest in Marigold reflects the Company's ongoing strategy to focus on a portfolio of core assets. Upon disposition, the Company recognized a nominal loss, net of selling costs. At March 31, 2014, the assets and liabilities of Marigold continued to be classified as held for sale and its results presented as a discontinued operation.

GOLDCORP  |  37

First Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP FINANCIAL PERFORMANCE MEASURES
The Company has included certain non-GAAP performance measures throughout this document. These performance measures are employed by the Company to measure its operating and economic performance internally and to assist in business decision-making as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders also use this information to evaluate the Company’s operating and economic performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company’s primary business is gold production and its future development and current operations focus are on maximizing returns from gold production, with other metal production being incidental to the gold production process. As a result, the Company's non-GAAP performance measures are disclosed on a per gold ounce basis.
The Company calculates its non-GAAP performance measures on an attributable basis. Attributable performance measures include the Company’s mining operations and projects, and the Company’s share of Alumbrera and Pueblo Viejo. The Company believes that disclosing certain performance measures on an attributable basis is a more relevant measurement of the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations.
TOTAL CASH COSTS (BY-PRODUCT) PER GOLD OUNCE
By-product cash costs incorporate Goldcorp’s share of all production costs, adjusted for changes in estimates in reclamation and closure costs at the Company’s closed mines which are non-cash in nature, and include Goldcorp’s share of by-product credits, and treatment and refining charges included within revenue. Additionally, cash costs are adjusted for realized gains and losses arising on the Company’s commodity and foreign currency contracts which the Company enters into to mitigate its exposure to fluctuations in by-product metal prices, heating oil prices and foreign exchange rates, which may impact the Company’s operating costs.
In addition to conventional measures, the Company assesses this per ounce measure in a manner that isolates the impacts of gold production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs, by product and co-product, per gold ounce, to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of gold, the Company includes by-product credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of gold production.
The Company reports total cash costs on a gold ounces sold basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by gold mining companies.

GOLDCORP  |  38

First Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

The following tables provides a reconciliation of total cash costs (by-product) per ounce to the unaudited condensed interim consolidated financial statements:

Three months ended	March 31 2014	December 31 2013	March 31 2013
Continuing operations
Production costs per unaudited condensed interim consolidated financial statements (1)	$500	$482	$476
Non-cash reclamation and closure cost obligations	—	25	—
Treatment and refining charges on concentrate sales	42	42	22
Realized losses (gains) on foreign currency, heating oil and commodity contracts	3	(2)	(5)
Other	(2)	(1)	—
Consolidated total cash costs	543	546	493
Alumbrera and Pueblo Viejo total cash costs	173	107	97
Goldcorp’s share of total cash costs	716	653	590
Goldcorp's share of by-product silver, copper, lead and zinc sales	(393)	(341)	(281)
Goldcorp’s share of total cash costs (by-product)	$323	$312	$309
Divided by ounces of Goldcorp’s share of gold sold	662,100	697,800	563,400
Goldcorp’s share of total cash costs (by-product) per gold ounce (2)	$488	$447	$549
Including discontinued operation
Goldcorp's share of total cash costs (by-product) from continuing operations	$323	$312	$309
Total cash costs – Marigold	24	27	27
Goldcorp's share of total cash costs (by-product) including discontinued operation	$347	$339	$336
Divided by ounces of Goldcorp's share of gold sold	684,000	725,700	595,100
Goldcorp’s share of total cash costs (by-product) per gold ounce (2)	$507	$467	$565

(1)
$16 million in royalties are included in production costs for the three months ended March 31, 2014 (three months ended March 31, 2013 – $15 million; three months ended December 31, 2013 – $16 million).

(2)
If silver, lead and zinc for Peñasquito, silver for Marlin and Pueblo Viejo, and copper for Alumbrera were treated as co-products, Goldcorp's share of total co-product cash costs from continuing operations for the three months ended March 31, 2014, would be $658 per ounce of gold, $10.58 per ounce of silver, $2.26 per pound of copper, $0.73 per pound of zinc and $0.85 per pound of lead (three months ended December 31, 2013 – $632 per ounce of gold, $10.92 per ounce of silver, $1.77 per pound of copper, $0.62 per pound of zinc, and $0.60 per pound of lead; three months ended March 31, 2013 – $701 per ounce of gold, $15.78 per ounce of silver, $2.24 per pound of copper, $0.82 per pound of zinc, and $0.99 per pound of lead). Goldcorp's share of total co-product cash costs including discontinued operations for the three months ended March 31, 2014, would be $673 per ounce of gold, $10.58 per ounce of silver, $2.26 per pound of copper, $0.73 per pound of zinc and $0.85 per pound of lead (three months ended December 31, 2013 – $645 per ounce of gold, $10.92 per ounce of silver, $1.77 per pound of copper, $0.62 per pound of zinc, and $0.60 per pound of lead; three months ended March 31, 2013 – $710 per ounce of gold, $15.78 per ounce of silver, $2.24 per pound of copper, $0.82 per pound of zinc, and $0.99 per pound of lead).

GOLDCORP  |  39

First Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP MEASURE – ALL-IN SUSTAINING COSTS PER GOLD OUNCE
All-in sustaining costs include total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s by-product cash costs. Additionally, the Company includes sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs, and reclamation cost accretion and amortization. The measure seeks to reflect the full cost of gold production from current operations, therefore new project capital is not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.
The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. All-in sustaining costs, as a key performance measure, allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.
The Company reports all-in sustaining costs on a gold ounces sold basis. This performance measure was adopted as a result of an initiative undertaken within the gold mining industry; however, this performance measure has no standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company follows the guidance note released by the World Gold Council, which became effective January 1, 2014. The World Gold Council is a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies.
The following table provides a reconciliation of all-in sustaining costs per ounce to the unaudited condensed interim consolidated financial statements:

Three months ended	March 31 2014	December 31 2013	March 31 2013
Continuing operations
Total cash costs (by-product)	$323	$312	$309
Corporate administration	66	47	60
Exploration and evaluation costs	11	11	13
Reclamation cost accretion and amortization	17	9	6
Sustaining capital expenditures	131	179	238
Other	—	(4)	—
All-in sustaining costs	$548	$554	$626
Divided by ounces of Goldcorp's share of gold sold	662,100	697,800	563,400
All-in sustaining costs per gold ounce	$828	$794	$1,110
Including discontinued operation
All-in sustaining costs from continuing operations	$548	$554	626
All-in sustaining costs – Marigold	26	34	49
All-in sustaining costs – including discontinued operation	574	588	675
Divided by ounces of Goldcorp's share of gold sold	684,000	725,700	595,100
All-in sustaining costs per gold ounce – including discontinued operation	$840	$810	$1,134
Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. The following table reconciles sustaining capital expenditures to the Company’s total capital expenditures for continuing operations:

GOLDCORP  |  40

First Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

Three months ended	March 31 2014	December 31 2013	March 31 2013
Expenditures on mining interests and deposits per unaudited condensed interim consolidated financial statements	$494	$588	$511
Expenditures on mining interests by Alumbrera and Pueblo Viejo (1)	21	—	39
Goldcorp’s share of expenditures on mining interests and deposits	$515	$588	$550
Sustaining capital expenditures	$131	$179	$238
Project capital expenditures	384	409	312
	$515	$588	$550

(1)
Expenditures on mining interests by Alumbrera and Pueblo Viejo represent mining interest expenditures, net of additional funding investments, which are included in expenditures on mining interests per the unaudited condensed interim consolidated financial statements.

GOLDCORP  |  41

First Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP MEASURE – ADJUSTED NET EARNINGS
Adjusted net earnings excludes gains/losses and other costs incurred for acquisitions and disposals of mining interests, impairment charges, unrealized and non-cash realized gains/losses on financial instruments, foreign exchange impacts on deferred income tax and foreign exchange arising on working capital at certain of the Company’s capital projects, as well as significant non-cash, non-recurring items. The Company also excludes the net earnings (losses) from the Company’s equity investments in Primero and Tahoe. The Company excludes these items from net earnings (loss) to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations of the Company and its ability to generate liquidity through operating cash flow to fund working capital requirements, future capital expenditures and service outstanding debt. The Company’s adjusted net earnings does include the Company’s equity share of net earnings from Alumbrera and Pueblo Viejo as the Company considers these operations to comprise part of the Company’s core mining portfolio and to be significant contributors to the Company’s financial results.
The following table provides a reconciliation of adjusted net earnings to the unaudited condensed interim consolidated financial statements:

Three months ended	March 31 2014	December 31 2013	March 31 2013
Continuing operations
Net earnings (loss) from continuing operations attributable to shareholders of Goldcorp Inc.	$94	$(1,002)	$299
Revisions in estimates and liabilities incurred on reclamation and closure cost obligations, net of tax	—	(17)	—
Share of net (earnings) losses of associates, net of tax	(2)	18	4
Pueblo Viejo SLA Amendment	—	(4)	—
Impairment of mining interests, net of tax	—	357	—
Losses on available-for-sale securities, net of tax	1	14	3
Gain on disposition of securities, net of tax	—	(1)	—
Loss (gains) on derivatives, net of tax	3	—	(41)
(Gain) loss on disposition of mining interests, net of tax	(18)	8	—
Unrealized losses (gains) on foreign exchange translation of deferred income tax assets and liabilities	106	67	(17)
Initial recognition impact of Mexican mining tax reform	—	504	—
Foreign exchange losses on capital projects	21	17	—
Deferred income tax impact on Guatemalan tax election and other	—	114	(5)
Total adjusted net earnings	$205	$75	$243
Weighted average shares outstanding (000’s)	812,570	812,217	811,668
Adjusted net earnings from continuing operations per share	$0.25	$0.09	$0.30
Including discontinued operation
Total adjusted net earnings from continuing operations	$205	$75	$243
Net earnings (loss) from discontinued operation attributable to shareholders of Goldcorp Inc.	4	(87)	10
Impairment, net of tax – Marigold	—	86	—
Total adjusted net earnings including discontinued operation	$209	$74	$253
Weighted average shares outstanding (000’s)	812,570	812,217	811,668
Adjusted net earnings per share including discontinued operation	$0.26	$0.09	$0.31

GOLDCORP  |  42

First Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

ADJUSTED OPERATING CASH FLOWS AND FREE CASH FLOWS
Adjusted operating cash flows comprises Goldcorp’s share of operating cash flows before working capital changes. Free cash flows comprises Goldcorp’s share of net cash provided by operating activities and includes the Company’s share of expenditures on mining interests and deposits on mining interests expenditures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to operate without reliance on additional external funding or use of available cash.
The following table provide a reconciliation of Goldcorp’s share of adjusted operating cash flows to net cash provided by operating activities per the unaudited condensed interim consolidated financial statements:

Three months ended	March 31 2014	December 31 2013	March 31 2013
Net cash provided by operating activities of continuing operations	$270	$295	$269
Change in working capital	(43)	75	48
Dividends from associates	(34)	(37)	(21)
Adjusted operating cash flows provided by Alumbrera and Pueblo Viejo	85	99	81
Goldcorp’s share of adjusted operating cash flows	$278	$432	$377
Including discontinued operation
Adjusted operating cash flows – Marigold	3	7	23
Goldcorp’s share of adjusted operating cash flows including discontinued operation	$281	$439	$400
The following table provides a reconciliation of Goldcorp’s share of free cash flows to net cash provided by operating activities per the unaudited condensed interim consolidated financial statements:

Three months ended	March 31 2014	December 31 2013	March 31 2013
Net cash provided by operating activities of continuing operations	$270	$295	$269
Dividends from associates	(34)	(37)	(21)
Expenditures on mining interests	(466)	(556)	(457)
Deposits on mining interests expenditures	(28)	(32)	(54)
Interest paid	(26)	—	(9)
Consolidated free cash flows	(284)	(330)	(272)
Free cash flows provided (used) by Alumbrera and Pueblo Viejo	118	(28)	58
Goldcorp’s share of free cash flows	$(166)	$(358)	$(214)
Including discontinued operation
Free cash flows – Marigold	1	7	3
Goldcorp’s share of free cash flows including discontinued operation	$(165)	$(351)	$(211)

GOLDCORP  |  43

First Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

FINANCIAL INSTRUMENTS RISK EXPOSURE
The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk in accordance with its Risk Management Policy. The Company's exposure to financial risks and how the Company manages each of those risks is described in note 23 to the Company's consolidated financial statements for the year ended December 31, 2013. There were no significant changes to those risks or to the Company's management of exposure to those risks during the three months ended March 31, 2014, except as noted below:

(i)	Liquidity risk
On January 9, 2014, the Company negotiated a commitment to a $1.25 billion non-revolving, unsecured term credit facility to fund the acquisition of Osisko, which remained undrawn until its cancellation on April 23, 2013.

The Company has a $2.0 billion revolving credit facility available until 2018. During the three months ended March 31, 2014, the Company had drawn $850 million against the credit facility, of which $250 million was repaid. The Company incurred a nominal amount of interest on the amount drawn during the three months ended March 31, 2014. At March 31, 2014, the Company had $1.4 billion of undrawn credit facility available and the amount drawn of $600 million was included in current portion of long-term debt in the Condensed Interim Consolidated Balance Sheets.
At March 31, 2014, the Company has letters of credit outstanding and secured deposits in the amount of $505 million (December 31, 2013 – $430 million).

(ii)	Market risk
Currency risk
During the three months ended March 31, 2014, the Company recognized a net foreign exchange loss of $19 million (2013 – net gain of $2 million). Based on the Company’s net exposures (other than those relating to taxes) at March 31, 2014, a 10% depreciation or appreciation of the foreign currencies against the US dollar would have resulted in an approximate $23 million increase or decrease in the Company’s after-tax net earnings, respectively.
During the three months ended March 31, 2014, the Company recognized a net foreign exchange loss of $105 million in income tax expense on income taxes receivable/(payable) and deferred taxes (2013 – net gain of $20 million). Based on the Company’s net exposures relating to taxes at March 31, 2014, a 10% depreciation or appreciation of the foreign currencies against the US dollar would have resulted in an approximate $199 million decrease or increase in the Company’s after-tax net earnings, respectively.
OTHER RISKS AND UNCERTAINTIES
The Company’s process to manage its risks and other uncertainties, including the risks related to the Company’s foreign operations, government, environmental, and other regulations, and operating costs is continuous and dynamic. Changes to these risks that result from changing internal and external factors are evaluated on a quarterly basis and significant changes in risks and corresponding mitigation activities are reported quarterly to the Company’s Board of Directors. Detailed discussion of the Company’s risk management process can be found on pages 67 to 69 of our 2013 Annual Report.
Changes in mining or investment policies or shifts in political attitude in Canada, Mexico, Guatemala, Argentina, the Dominican Republic, Chile, and the United States continues to be a key business risk which may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, and mine safety.
Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, environmental requirements, land and water use, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests, fines and penalties. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have a material adverse effect on the Company’s operations or profitability. In addition to internal controls, systems and processes, the Company mitigates these risks by building positive, sustainable relationships with local communities, vendors, and local, regional, and federal governments, maintaining ongoing and transparent communication with stakeholders, a commitment to sustainability, and best practices in corporate governance.

GOLDCORP  |  44

First Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

OUTSTANDING SHARE DATA
As of April 30, 2014, there were 813 million common shares of the Company issued and outstanding and 20 million stock options outstanding which are exchangeable into common shares at exercise prices ranging between C$16.87 per share to C$48.72 per share.
BASIS OF PREPARATION
The Company's unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the IASB. Accordingly, certain disclosures included in annual financial statements prepared in accordance with IFRS as issued by the IASB have been condensed or omitted. The Company's unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2013.
The accounting policies applied in the preparation of the Company's unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2013, with the exception of the application of certain new and revised IFRSs issued by the IASB, which were effective from January 1, 2014. These new and revised IFRSs did not have a significant impact on the Company's unaudited condensed interim consolidated financial statements.
CRITICAL JUDGEMENTS AND ESTIMATES
The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of the impacts from uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The critical judgements and estimates applied in the preparation of the Company’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2014 are consistent with those applied and disclosed in notes 5 and 6 to the Company’s audited consolidated financial statements for the year ended December 31, 2013.
CHANGES IN ACCOUNTING POLICIES
Application of new and revised accounting standards
The Company has applied the following new and revised IFRSs in its unaudited condensed interim consolidated financial statements:
Levies imposed by governments
IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets ("IAS 37"), clarifies that the obligating event, as defined by IAS 37, that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The Company has applied IFRIC 21 on a retrospective basis in compliance with the transitional requirements of IFRIC 21. The application of IFRIC 21 did not result in an adjustment to the Company's unaudited condensed interim consolidated financial statements.
Other Amendments

Certain amendments to IFRSs as issued by the IASB. These amendments did not have a significant impact on the Company's unaudited condensed interim consolidated financial statements.
CHANGES IN ACCOUNTING STANDARDS NOT YET EFFECTIVE
Financial instruments
The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which is intended to reduce the complexity in the classification and measurement of financial instruments. In February 2014, the IASB tentatively determined that the revised effective date for IFRS 9 would be January 1, 2018. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.
Regulatory deferral accounts
On January 30, 2014, the IASB issued a new interim standard, IFRS 14 – Regulatory Deferral Accounts ('IFRS 14"). IFRS 14 is intended to enhance the comparability of financial reporting by entities engaged in rate-regulated activities and is effective for annual periods beginning on or after January 1, 2016. IFRS 14 is not expected to be applicable to the Company.

GOLDCORP  |  45

First Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

Annual amendments
In December 2013, the IASB issued the Annual Improvements 2010-2012 and 2011-2013 cycles to make necessary but non-urgent amendments to existing IFRSs. The amendments are effective for annual periods beginning on or after July 1, 2014; however, these amendments are not expected to have a significant impact on the Company's consolidated financial statements.
OUTLOOK UPDATE
For 2014, the Company now expects to produce between 2.95 and 3.1 million ounces of gold following the divestiture of Marigold and estimates that all-in sustaining costs will be between $950 to $1,000 per ounce. Cash costs are expected to decrease from 2013 levels primarily due to increasing grades and by-product production at Peñasquito, lower costs at Pueblo Viejo, the low cost production from Cerro Negro, and Goldcorp’s continued overall focus on cost efficiencies through the O4E program.
Assumptions used to forecast total cash costs for 2014 include: $20.00 per ounce of silver; $3.00 per pound of copper; $0.90 per pound of zinc; $1.00 per pound of lead; an oil price of $100.00 per barrel; and the Canadian dollar and Mexican peso at 1.05 and 12.50, respectively, to the US dollar.
Capital expenditures for 2014 are forecast at approximately $2.3 to $2.5 billion of which approximately 60% is allocated to projects and 40% to operations. Major project capital expenditures in 2014 include approximately $600 million at Cerro Negro, $570 million at Éléonore, $125 million at Cochenour, and $85 million at Camino Rojo. Exploration expenditures in 2014 are expected to amount to approximately $190 million, of which approximately one third is expected to be expensed. Goldcorp’s primary focus will remain on the replacement of reserves mined and on extending existing gold zones at all of its prospective mines and projects. Corporate administration expense, excluding share-based compensation, is forecast at $185 million for 2014. Depreciation, depletion and amortization expense is expected to be approximately $350 per ounce of gold sold due primarily to the impact of the divestiture of Marigold and impairments taken in the fourth quarter of 2013. The Company now expects an annual effective tax rate of 26% with an overall 36% effective tax rate for each of the second, third and fourth quarters based on the Company's estimated adjusted net earnings excluding the impacts of foreign exchange on deferred tax assets and liabilities and significant non-recurring items.

CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s President and Chief Executive Officer and Executive Vice President and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Internal Control Over Financial Reporting
The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

There has been no change in the Company’s internal control over financial reporting during the three months ended March 31, 2014 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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First Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

Limitations of Controls and Procedures
The Company’s management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

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First Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This report contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.
Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.
Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economical and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s Annual Information Form for the year ended December 31, 2013 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.
CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Scientific and technical information contained in this MD&A was reviewed and approved by Maryse Belanger, P.Geo., Senior Vice-President, Technical Services for Goldcorp, and a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). All mineral reserves and mineral resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101, or the AusIMM JORC equivalent. All mineral resources are reported exclusive of mineral reserves and mineral resources which are not mineral reserves do not have demonstrated economic viability. Information on data verification performed on the mineral properties mentioned in this MD&A that are considered to be material mineral properties to the Company are contained in Goldcorp’s Annual Information Form for the year ended December 31, 2013 and the current technical report for those properties, all available at www.sedar.com.
Cautionary Note to United States investors concerning estimates of measured, indicated and inferred resources: United States investors are advised that while the terms “measured”, “indicated” and “inferred” resources are recognized and required by Canadian regulations, the United

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First Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

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